There are a total of 130 pages contained in this manually signed original and any exhibits or attachments here to.

1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03010313



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

P.E. 2/3/03

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION



MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1. Magic Software Enterprises Ltd. Annual Report for year ended December 31, 2001. (The Registrant's Proxy Statement for Annual Meeting to be held February 23, 2003 and Proxy Card was filed via EDGAR on February 7, 2003.)

Item 1

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Exact Name of Registrant as Specified in Its Charter and Translation of Registrant's Name Into English)

Israel
(Jurisdiction of Incorporation or Organization)

5 Haplada Street, Or Yehuda 60218, Israel
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, NIS 0.1 Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.1 29,743,121
(as of December 31, 2001)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No ____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 __ Item 18 _X

TABLE OF CONTENTS

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The statements contained in this annual report that are not purely historical are forward-looking statements. Such forward-looking statements also include statements in Item 4 – "Information on the Company" and Item 5 – "Operating and Financial Review and Prospects." These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

We derived the following income statement data for the years ended December 31, 1999, 2000 and 2001, and the consolidated balance sheet data as of December 31, 2000 and 2001 from our audited consolidated financial statements and notes included in this annual report. We derived the consolidated income statement data for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997, 1998 and 1999 from our audited consolidated financial statements that are not included in this annual report.

Income Statement Data:

	Year ended December 31,				
	1997	**1998**	**1999**	**2000**	**2001**
	(U.S. dollars in thousands, except share and per share data)				
Revenues:					
Software(1)	$24,026	$20,479	$32,596	$26,904	$19,110
Applications	—	—	4,428	14,416	11,212
Maintenance and technical support	4,196	5,780	9,218	11,347	10,956
Professional services	9,210	12,501	17,750	37,589	35,284
Total revenues	37,432	38,760	63,992	90,256	76,562
Cost of revenues:					
Software(1)	4,327	2,994	3,231	3,635	4,187
Applications	—	—	741	2,007	2,399
Maintenance and technical support	2,694	3,306	3,450	4,200	4,334
Professional services	7,708	9,046	11,365	24,014	25,622
Total cost of revenues	14,729	15,346	18,787	33,856	36,542
Gross profit	22,703	23,414	45,205	56,400	40,020
Operating expenses:					
Research and development, net	3,348	2,797	2,953	5,947	7,547
Sales, marketing, general and administrative	23,610	23,890	31,176	47,458	46,598
Restructuring and other non-recurring costs	5,421	2,677	—	2,466	6,613

	Year ended December 31,				
	1997	1998	1999	2000	2001
	(U.S. dollars in thousands, except share and per share data)				
Impairment expenses	—	—	—	—	20,081
Operating income (loss)	(9,676)	(5,950)	11,076	529	(40,819)
Financial (expense) income, net	(488)	(322)	175	2,419	575
Capital loss	—	—	—	(623)	(2,199)
Income (loss) before income taxes	(10,164)	(6,272)	11,251	2,325	(42,443)
Income taxes	476	50	2	523	167
	(10,640)	(6,322)	11,249	1,802	(42,610)
Equity in earnings (losses) of affiliates	(51)	(149)	52	(57)	—
Minority interest in losses (earnings) of consolidated subsidiaries	237	12	(394)	(825)	(176)
Net income (loss)	$(10,454)	$(6,459)	$10,907	$920	$(42,786)
Basic earnings (loss) per share	$(0.72)	$(0.37)	$0.45	$0.03	$(1.45)
Diluted earnings (loss) per share	$(0.72)	$(0.37)	$0.43	$0.03	$(1.45)
Shares used to compute basic earnings (loss) per share	14,559	17,610	24,281	29,084	29,604
Shares used to compute diluted earnings (loss) per share	14,559	17,610	25,391	30,232	29,604

(1) In the years 1997 and 1998 software revenues included applications revenues and cost of software revenues included cost of revenues for applications.

Balance Sheet Data:

	At December 31,				
	1997	1998	1999	2000	2001
	(U.S. dollars in thousands)				
Working capital (deficit)	$ (519)	$ 5,269	$ 9,608	$48,968	$28,007
Cash and cash equivalents	1,380	5,828	8,298	42,627	27,900
Total assets	29,192	32,381	56,894	137,995	94,612
Shareholders' equity	11,436	17,136	33,794	109,405	66,893

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business And Our Industry

We have a recent history of losses.

We incurred net loss of approximately $42.8 million for the year ended December 31, 2001 and incurred losses in 1998 and 1999. We cannot assure you that we will be profitable in the future.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.

We have experienced and may continue to experience in the future significant fluctuations in our quarterly results of operations and we expect these fluctuations to continue. Factors that may contribute to fluctuations in our quarterly results of operations include:

- the size and timing of orders;
- the high level of competition that we encounter;
- the timing of our product introductions or enhancements or those of our competitors or of providers of complementary products;
- market acceptance of our new products, applications and services;
- the purchasing patterns and budget cycles of our customers and end-users;
- seasonality, including the relatively low level of general business activity during the summer months in Europe;
- the mix of product sales;
- exchange rate fluctuations; and
- general economic conditions.

Our customers ordinarily require the delivery of products promptly after we accept their orders. We usually do not have a significant backlog of orders for our products. Consequently, revenues from our products in any quarter depend on orders received and accepted in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect our results of operations for the former quarter. Our customers ordinarily require an acceptance test for services we provide and as a result, we might have a significant backlog of orders for our services. Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter. In addition, we anticipate that our operating expenses will continue to increase significantly. If sales in any quarter do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that quarter would be materially adversely affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

Currency exchange rate fluctuations in the world markets in which we conduct business could have a material adverse affect on our business, results of operations and financial condition.

Our financial statements are stated in U.S. dollars, our functional currency. Nevertheless, a majority of our sales are made, and a majority of our expenses are incurred, in other currencies, particularly Euros, Japanese yen, NIS and U.K. pounds sterling. We maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable. Fluctuations in the value of the currencies in which we do business relative to the U.S. dollar could have a material adverse effect on our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies. We generally do not engage in hedging transactions to mitigate this risk, although we may consider such transactions in the future.

Our rapid growth may strain our management, operational and financial resources.

Our rapid growth has significantly strained our management, operational and financial resources in the past. Any future growth may increase this strain. In addition, we anticipate incurring expenses related to our expansion before receiving any associated revenues.

To manage future growth effectively, we must:

- expand our operational, management, financial, manufacturing, marketing and research and development functions;
- train, motivate, manage and retain qualified employees; and
- hire additional personnel.

We may not succeed in managing future growth.

We face intense competition in the markets for our Magic technology, applications and services.

Many companies compete with us in the software development and deployment technology and applications and services markets in which we operate. We expect that competition will increase in the future, both with respect to the Magic technology, applications and services which we currently offer and applications and services which other members of the Magic community and we are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

Many of our existing and potential competitors are far larger, have substantially greater resources including financial, technological, marketing, skilled human resources and distribution capabilities, and enjoy greater market recognition than we have. We may not be able to differentiate our products from those of our competitors, offer our products as part of integrated systems or solutions to the same extent as our competitors, or successfully develop or introduce new products that are more cost effective, or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

We may not succeed in penetrating the e-Business, CRM and other enterprise application markets.

Our revenues from e-Business, CRM and other applications licenses decreased by 22% to $11.2 million in the year ended December 31, 2001 from $14.4 million in the year ended December 31, 2000. We cannot assure you that we will be able to reverse this decline in the future.

We may not have the resources, skills and product offerings that will be required to successfully increase our market share for e-Business, CRM and other enterprise applications. To succeed in these markets, we will need to:

- develop and improve expertise in marketing and selling Internet-based applications;
- develop and cultivate new sales channels to market our applications to prospective customers;
- hire, train and integrate new technical and sales personnel; and
- effectively establish and support relationships with end-users, with whom we have had limited interaction to date.

Our future efforts to enter additional enterprise applications markets may still not succeed. The e-Business, CRM, and other enterprise applications markets that we may attempt to penetrate may not become substantial commercial markets for our applications or may not evolve in a manner that will enable our applications to achieve market acceptance.

Our success in selling Internet-based applications is dependent on the growth of the Internet as a commercial marketplace.

Our success in selling Internet-based applications is dependent in large part upon the continued acceptance and growth of the Internet as a commercial marketplace. Because the use of the Internet for e-Business and other applications is evolving, we cannot predict with any certainty that the Internet will continue to grow as a commercial marketplace in the long term. If the Internet does not continue to grow as a commercial marketplace, the marketing of our Internet-based applications will not succeed. In March 2001, we launched "e-Developer," our new software development technology for the Internet. To date, we have not had substantial revenues from our internet-based applications.

If we are unable to identify and acquire suitable Magic solution providers, our growth could be impeded; we may meet difficulty in realizing the potential financial or strategic benefits of future business acquisitions and investments.

Our ability to identify and acquire suitable acquisition candidates from within the Magic community on acceptable commercial terms is crucial to our strategy. We cannot assure you that

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we will be able to identify, acquire or make investments in promising acquisition candidates on acceptable commercial terms.

We believe that the acquisition of and the investment in Magic solution providers will assist us in reaching our goals of becoming a leading provider of software development and deployment technology and Magic applications. Any acquisition or investment would present risks commonly encountered in the acquisition of or investment in other businesses. The following are examples of such risks, one or more of which may apply to any such acquisition or investment:

- difficulty in combining the technology, operations or work force of the acquired business;
- adverse effects on our reported operating results due to the amortization of goodwill associated with acquisitions;
- diversion of management attention from running our existing business; and
- increased expenses, including compensation expenses resulting from newly-hired employees.

Changes in the ratio of revenues from software licenses to revenues from services may adversely affect our gross profit margins.

In 1999, our revenues from services, including maintenance and technical support and professional services, increased at a greater rate than our software license revenues, resulting in a change in the ratio between higher margin software license revenues and lower margin services revenues. In 2000, our revenues from services increased at a greater rate than our revenues from software licenses and adversely affected our gross profit margin. In 2001, our revenues from software licenses decreased at a grater rate than our revenues from services and continued to have an adverse effect on our gross profit margin. Any future decrease in the percentage of revenues derived from software licenses as compared to revenues from services may adversely affect our gross profit margin.

We derive a portion of our revenues, and a greater percentage of our operating profit, from independent distributors who are under no obligation to purchase our products.

We sell our products through our direct sales representatives and through Magic solution providers and independent distributors. These independent distributors then resell our products to end-users. We are dependent upon the acceptance of our products by our independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling non-competitive products. The independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. We extend credit to our independent distributors and there is no assurance that such credit will be paid back to us. Our results of operations could be materially adversely affected by changes in the financial condition, business, marketing strategies or results of our independent distributors.

We may lose independent distributors on which we currently depend and we may not succeed in developing new distribution channels.

If any of our distribution relationships are terminated, we may not be successful in replacing them on a timely basis, or at all. In addition, we will need to develop new sales channels for new products, including our Magic applications, and we may not succeed in doing so. Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new markets, will impact our ability to sell our products and result in a loss of revenues.

Our efforts to increase our presence in the United States may not be profitable.

Our success in becoming a stronger competitor in the sale of software development and deployment technology and a leading provider of applications is dependent upon our ability to increase our sales in North America, especially in the United States. Our efforts to increase our penetration of the North American market is subject to risks inherent to this market including the high cost of doing business in the United States, which has historically caused our United States operations to incur operating losses.

Our products have a lengthy sales cycle.

Our customers typically use our Magic technology to develop and deploy applications that are critical to their business. As a result, the licensing and implementation of our Magic technology generally involves a significant commitment of attention and resources by prospective customers. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle can be further extended for sales made through third party distributors. We have recently begun to market our Magic applications and have encountered a longer sales cycle for these applications, which may cause significant fluctuations in our quarterly operating results.

Rapid technological change may adversely affect the market acceptance of our products and services.

We compete in a market that is characterized by rapid technological change. The introduction of new technologies could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

- supporting existing and emerging hardware, software, databases and networking platforms; and
- developing and introducing new and enhanced software development technology and applications that keep pace with such technological developments, emerging new markets and changing customer requirements.

Delay in the release of Windows versions of our products negatively impacted our sales and profitability in the mid-1990s. If release dates of any future products or enhancements are delayed or if, when released, they fail to achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

We may be unable to attract, train and retain qualified engineering, administrative, operational, sales and technical support personnel.

As our business continues to grow, we will need to hire additional qualified engineering, administrative, operational, sales and technical support personnel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Competition for these employees in the industry in which we operate is intense around the world, especially in Israel and the United States. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could have a material adverse effect on our business, financial condition and results of operations.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

Despite testing by us, Magic solution providers and end-users, errors may be found in our software products or in applications developed with Magic technology. This risk is exacerbated by the fact that a significant percentage of the applications developed with Magic technology were and are likely to continue to be developed by Magic solution providers over whom we exercise no supervision or control. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation.

Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

We rely on third party technology licenses.

We incorporate software that we license from third parties in our Magic technology. If we lose or are unable to maintain any software licenses, we could suffer harm until equivalent software can be developed, identified, licensed and integrated. Loss of third party software licensing would materially adversely affect our business, financial condition and results of operations.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We do not have any patents. Our policy is to require employees and consultants to execute confidentiality agreements upon the commencement of their relationships with us. These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

Our products may infringe on the intellectual property rights of others.

Third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them. In addition, any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend.

We may encounter difficulties with our international operations and sales.

While our principal executive offices are located in Israel, over 80% of our sales in 2000 and 93% of our sales in 2001 were generated from the other countries in which we operate. This subjects us to many risks inherent in international business activities, including:

- limitations and disruptions resulting from the imposition of government controls;
- changes in regulatory requirements;
- export license requirements;
- economic or political instability;
- trade restrictions;
- changes in tariffs;
- currency fluctuations;
- greater difficulty in safeguarding intellectual property; and
- difficulties in managing overseas subsidiaries and international operations.

We may encounter significant difficulties in connection with the sale of our products in international markets as a result of one or more of these factors.

Formula Systems (1985) Ltd. may continue to control us.

Formula Systems (1985) Ltd., whose shares trade on the Nasdaq National Market and the Tel Aviv Stock Exchange, directly owns 15,178,115 or 51.0% of our currently outstanding ordinary shares. Formula Systems is and may continue to be in a position to exercise control over most matters requiring shareholder approval, including the election of our directors, approval of significant corporate transactions and the ability generally to direct our affairs. Such concentration of ownership may have the effect of delaying or preventing a change in control.

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Risks Relating to Our Location in Israel

Conducting business in Israel entails special risks.

We are incorporated under the laws of, and our executive offices and research and development facilities are located in, the State of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Since September 2000, there has been a significant deterioration in the relationship between Israel and the Palestinian Authority, and as a result of riots in Gaza and the West Bank and a spate of terrorist attacks inside Israel, the peace process between the parties has stagnated. Efforts to resolve the problem have failed to result in an agreeable solution. In recent months there has been a marked acceleration in the number and frequency of the hostile incidents, which culminated in numerous lethal suicide attacks in Israeli cities since March 2002. In response, the Israeli Army called up a large number of reserve duty soldiers and made incursions into most Palestinian-controlled cities and towns. The continued hostilities between the Palestinian community and Israel and any failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and a material adverse effect on our business and us. Further expansion of hostilities might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business.

Most of our directors, officers and employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

A portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In 1997, 1998 and 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel, a reversal from prior years that benefited us. In

1999 and 2000 the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar. We cannot assure you that we will not be materially adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

We currently benefit from government tax benefits which may be discontinued or reduced in the future.

We are currently eligible to receive tax benefits under Government of Israel programs. In order to maintain our eligibility for these tax benefits, we must continue to meet specific conditions, including making specified investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could also be required to pay increased taxes.

We may be adversely affected by proposed tax reform in Israel.

In February 2002, the Minister of Finance appointed a committee to review the current Israeli tax structure and to make recommendations. The committee presented its recommendations to the Minister of Finance on June 12, 2002. If implemented, the recommendations might result in the imposition of Israeli capital gains taxes at the rate of 15% to 35% on sales of securities of Israeli companies by Israeli residents. In addition, the committee has proposed that a tax be imposed on all income of Israeli residents (individuals and corporations) regardless of the territorial source of income and tax will be imposed on income of foreign corporations controlled by Israeli residents if the majority of profits or income of such foreign company originate from "passive income," including interest, dividends, royalties and rental income. Because we cannot predict whether such recommendations will be adopted and eventually enacted into law, we and our shareholders face uncertainties as to the potential consequences of this effort.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Risk Factors Related to Our Ordinary Shares

Holders of our ordinary shares who are United States residents face income tax risks.

There is a substantial risk that we will be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

As a result of our substantial cash position and the decline in the value of our stock, there is a substantial risk that we will be classified as a PFIC under the asset test described in the preceding paragraph. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination can not be made with certainty until the end of the calendar year.

United States residents should carefully read Item 10E. Taxation - "United States Federal Income Tax Consequences" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Our share price has been very volatile in the past and may decline in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

- quarterly variations in our operating results;
- operating results that vary from the expectations of securities analysts and investors;
- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
- announcements of technological innovations or new products by us or our competitors;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- changes in the status of our intellectual property rights;
- announcements by third parties of significant claims or proceedings against us;

- additions or departures of key personnel;
- future sales of our ordinary shares; and
- stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

Anti-takeover provisions could negatively impact our shareholders.

Some of the provisions of Israeli law could:

- discourage potential acquisition proposals;
- delay or prevent a change in control over us; and
- limit the price that investors might be willing to pay in the future for our ordinary shares.

Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consisted of more than one class of shares, the approval of each class is also required. Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the new Companies Law. Until this happens, uncertainties will exist regarding its interpretation.

Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

We do not anticipate paying cash dividends in the foreseeable future and, therefore, it may be difficult for you to earn a positive return on your investment.

We have never declared or paid cash dividends on our shares. We currently intend to retain all future earnings to fund the growth of our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, you will only be able to earn a positive return on your investment if you are able to sell your ordinary shares for more than you paid for them.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Magic Software Enterprises Ltd. was incorporated under the laws of the State of Israel on February 1983 for an indefinite term. We are a public limited liability company and operate under the Israeli Companies Law 1999 and associated legislation. Our registered offices and principal place of business are located at 5 Haplada Street, Or Yehuda 60218, Israel, and our telephone number is 972-3-538-9292. Our address on the internet is www.magicsoftware.com. The information on our website is not incorporated by reference into this annual report.

We develop, market and support Magic software development and deployment technology. Our Magic technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized and integrated with existing systems. Since 1999, we also sell applications developed using Magic technology. These applications are designed for e-Business, customer relationship management, or CRM, and other enterprise uses. Magic technology and Magic-based applications are used by over 2,500 software solution providers and thousands of enterprises in approximately 50 countries. We refer to these software solution providers and enterprises as the Magic community. We also provide maintenance and technical support as well as professional services to the Magic community.

In the fourth quarter of 1999, we established Magic Software Enterprises Australia Pvt. Ltd. as a 100% owned subsidiary to distribute our products and applications and to provide services in Australia and New Zealand. In the first half of 2001, we decided to change the business model of the subsidiary so that it engages solely in sales, while professional services and the implementation of our products is provided by outside consultants. Since September 2001, Magic Software Enterprises Australia Pvt. Ltd. has ceased operation.

In the fourth quarter of 1999, we acquired all of the assets of Criterion Design Programming Ltd., currently known as Magic Software Enterprises Canada, to distribute our products and applications and to provide services in Canada. In the fourth quarter of 2001, Magic Software Enterprises Canada ceased operation.

In February 2000, we acquired a 51.0% equity interest in Caswell Holding B.V., a Dutch private limited company, in consideration of approximately NLG 1.5 million ($657,000). In May 2001, we terminated the operations of Caswell Holding due to the refusal of our partner to proportionately invest additional capital in the subsidiary. As of December 31, 2001, we had invested approximately $1.15 million in the subsidiary.

In October 2000, we acquired a 52.0% equity interest in Advanced Answers on Demand, Inc., formerly known as Answers on Demand, Inc., a Florida corporation, in consideration of 52% of an amount equal to six times the sum of: (i) 25% of the subsidiary's pre-tax profits in 2000; (ii) 50% of the subsidiary's pre-tax profits in 2001; and (iii) 25% of the subsidiary's pre-tax profits in 2002. In October 2000, we paid $1.2 million as an advance and deposited $2.6 million in an escrow account to be released quarterly to the sellers pursuant to the formula. In June 2001, we acquired additional shares of Advanced Answers on Demand for a total consideration of $2,267,750 which increased our equity interest in Advanced Answers on Demand, Inc. to 69.0%. In September 2001, Advanced Answers on Demand merged with Advanced Information Management, Inc. which decreased our equity interest in Advanced Answers on Demand, Inc. to 63.0%. Advanced Answers on Demand has developed an application for the management of nursing homes.

In January 2001, we merged MNS - Micro Nova Systems Ltd. and Sintec Call Centers Ltd. into ITM Engineering and Management Ltd. and changed its name to Magic Professional Services Ltd., currently known as Magic Software Enterprises (Israel) Ltd. We effected the merger to reduce our general and administrative costs, leverage the experienced technical and management personnel of the three subsidiaries for our worldwide projects and operations, and create one company with greater market share in Israel.

In July 2001, we purchased the outstanding 10% minority interest in Magic Software Enterprises India Pvt. Ltd. for a total consideration of $100,000 and Magic Software Enterprises India Pvt. Ltd. became our wholly owned subsidiary.

B. BUSINESS OVERVIEW

General

Magic Software develops, markets and supports software for developing and deploying customizable business applications. The latest version of this product, Magic eDeveloper, provides a revolutionary framework for rapidly developing, customizing and deploying complex web and client/server solutions.

Magic eDeveloper enables solutions that are especially in demand when time-to-market is critical, integration with existing systems and business processes is required, or a high degree of maintenance is anticipated. In many cases, solutions developed with Magic eDeveloper allow companies to utilize their existing business processes and legacy investments, as well as rapidly customize solutions to meet specific enterprise needs.

Based on a visual table-driven programming methodology, Magic eDeveloper allows developers to quickly create and easily modify applications by filling in forms and tables that define data structures, business rules and program logic. This methodology does not require developers to write any program code, significantly reducing development time and programming errors.

In addition, applications developed in Magic eDeveloper provide the portability and scalability crucial for today's dynamic business environment, as well as the advantage of a uniform application paradigm regardless of architecture (Internet, Client/Server, LAN), platforms (Windows, Linux, UNIX, iSeries) or database (DB2, Oracle, Informix, SQLServer, Pervasive, Cache, etc). Applications developed with Magic eDeveloper are deployed on the Magic Application Server.

Magic eDeveloper is used by a wide variety of developers, including in-house corporate development teams as well as software houses or Magic Solution Partners, which range from large and medium system integrators that use Magic eDeveloper in large customized system projects - to companies developing industry specific vertical applications.

Magic Software has also introduced applications based on the Magic eDeveloper technology, including Magic eMerchant™, Magic eService™, and Magic eContact™, for eBusiness and CRM.

Magic eMerchant is a highly customizable eBusiness platform that offers enterprise-level processing power, security and rapid integration with existing back-end systems.

Magic eService is a Web-based customer support management solution that allows companies to handle complex, iterative support and improve service profitability.

Magic eContact is a comprehensive contact management solution for managing all aspects of sales and marketing, customer care and support.

The Magic Solution

Our Magic eDeveloper technology offers software developers and end-users of Magic-based applications the following benefits:

- *Time to Market.* We believe that the methodology of our Magic eDeveloper technology allows enterprises to prototype and develop and deploy complex, mission-critical components and applications rapidly and in a cost-effective manner. Most program functionality, which usually requires repetitive, tedious coding, is provided by our Magic eDeveloper development technology. Applications developed with the Magic eDeveloper technology are deployed on the Magic Application Server, which is software we developed to run all Magic-based applications on most operating systems, including Windows 98/NT, Windows 2000, Windows XP, Unix, OS/400 and Linux.

- *Scalability and Adaptability.* Applications developed with Magic eDeveloper technology can be easily modified as business requirements change, computing environments evolve and end-user usage and transaction volumes increase. As a result, Magic-based applications can quickly be adapted to support increased functionality and wider use throughout an organization. Because of their scalability, the use of applications developed with our Magic technology can grow within an enterprise from the departmental level to the enterprise level by accommodating additional platforms, databases and operating systems and increased usage and application complexity. Our Magic eDeveloper technology also enables partitioning of applications by allowing application logic to be distributed across a system in order to achieve optimal system performance and flexibility. The Magic eDeveloper technology enables enterprises to respond quickly to unanticipated changes in their business requirements and protect their investments in software and hardware.

- *Portability.* We designed our Magic eDeveloper technology to enable enterprises to develop applications that can be used with most hardware platforms, operating systems and databases. Applications developed with our Magic technology for one platform can also be deployed on other supported platforms. Simply changing the relevant table parameters in an application and initiating the file conversion of the application accomplish porting an application developed with the Magic technology from one platform to another. As a result, porting applications can be accomplished without the lengthy coding, compiling, linking and testing phases typically required with other development methodologies. Applications developed with Magic technology can also be partitioned across multiple platforms. Developers can therefore take advantage of the flexibility and performance advantages inherent in multi-tiered architectures. The portability of applications developed with our software development technology enables enterprises to migrate quickly to new computing environments without having to rewrite their applications.

- *Database Access and Technology Independence.* The Magic eDeveloper technology architecture allows enterprises to access and manipulate data from multiple databases, each based on a different technology, into a single integrated application. Developers and end-users can access multiple legacy and relational databases across the enterprise from within the same application and from within the same data view. Our Magic technology can easily move data across platforms and convert the data from one database format to another.

Strategy

Our goal is to achieve a worldwide leadership position in the markets for software development and deployment technology for e-Business, CRM and other enterprise requirements. In particular, we intend to become a leading supplier of application development technology and business applications with a strong focus on customers utilizing IBM eServer systems. We focus on providing software development and deployment technology, applications

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and services that enable enterprises to meet their business needs on time and budget. The key elements of our strategy to achieve this goal are:

- cultivate and expand the Magic community by recruiting new software partners;
- enhance the Magic applications that we sell for eBusiness and CRM;
- become the leading provider of business applications and development technology for customers utilizing iSeries and other IBM eServer systems;
- maintain technological leadership;
- increase penetration into existing markets; and
- maintain and develop strategic alliances.

Products

Magic Core Technology

Magic eDeveloper. Magic eDeveloper enables developers to develop, deploy and maintain interactive web applications in a dynamic environment, enabling them to maximize the productivity of their manpower and other resources to easily and rapidly create highly functional, scalable and portable business applications tailored to meet the most demanding requirements. Magic eDeveloper enables developers to create and deploy Web Services as a stand-alone service or in conjunction with J2EE application servers. Magic eDeveloper supports the standards necessary to develop and deploy Web Services. These include Simple Object Access Protocol (SOAP) and Web Services Description Language (WSDL). Applications developed with Magic eDeveloper interact and integrate with advanced J2EE application servers, such as IBM WebSphere. Magic eDeveloper enables these applications to also be deployed as Web Services. We released Magic eDeveloper Version 9.2 in December 2001.

Magic Applications

Magic eMerchant. Magic eMerchant is a customizable business platform that combines business solutions for supply chain management with a powerful virtual order center. Magic eMerchant delivers enterprise-level processing power and security along with rapid integration with back-end systems, and can be easily customized to fit an organization's business rules. Magic eMerchant enables customization to specific business logic and processes, personalized pricing, order templates and catalogs, and robust security. It provides sophisticated product configuration capabilities and a multi-tiered architecture to support multiple business units, stores, outlets and branches – features that are unique in its price category. We released Magic eMerchant Version 2.5 in November 2001.

CRM Applications. We have developed CRM applications for online customer service and content center management, which will assist companies to provide superior service and information flow in acquiring, developing and retaining their customer base. Superior customer experience will be provided by our comprehensive solutions, which will allow users to provide customers with consistent, accurate and relevant information.

- Magic eContact — Magic eContact manages all aspects of a contact center, from sales and marketing to customer care and support. We believe that Magic eContact is one of the most rapid-to-implement contact center systems available on the market. Magic eContact provides contact center agents with the professional tools needed to efficiently and cost-effectively manage customer interactions, including the ability to drive targeted marketing campaigns in rapid response to market changes.

- Magic eService — Magic eService is an Internet-based customer service management system. With Magic eService, customers are able to find solutions on their own, using a sophisticated scripted online help-desk or the knowledge base of tech notes and previously offered customer solutions, or they can interact with customer service agents by opening a service request directly on the Internet site and tracking it to completion. Customers are able to track their service requests via the Internet site or via automatic notification by e-mail. Communications between customers and service agents are saved in the Magic eService system. Magic eService is wireless application protocol-enabled.

Magic eCargo. Designed expressly for the cargo industry, Magic eCargo is a comprehensive solution for cargo handling and inventory control that is designed to increase productivity, improve efficiency, and reduce costs. Magic eCargo handles many aspects of a cargo operation including inventory control, automated build-up of flights/manifesting, messaging to CARGO-IMP standards, customs clearance, weight and balance DCS interfacing, scanning and verification of cargo, secured tracking and a comprehensive financial package for all aspects of charging, collecting fees and invoicing.

Magic Software Subsidiaries

Magic Software subsidiaries develop, market and support vertical applications including long-term care, criminal justice and multi-facility car and truck rental management solutions.

Access Data (Magic) Inc. provides comprehensive, cutting-edge software for managing law enforcement, fire, communications, corrections/detention, emergency service and judicial agencies throughout the United States. Its offerings include technological superiority, the Sleuth© help desk support network, a continuing program of product enhancements, and semi-annual training seminars.

Advanced Answers on Demand, Inc. develops and markets application software targeted at the long-term care industry. Its comprehensive solution consists of a suite of thirty-four modules designed to meet the management information needs of retirement homes, nursing homes, assisted living facilities, continuing care retirement communities, and home health and rehabilitation agencies. The solution, developed based upon input from a consortium of long-term care facilities, enables users quick access to information that can be tailored to their own needs.

Magic Rental Technologies Ltd., a 75% owned subsidiary of Magic Software, develops, markets and sells Rentpro™, a Magic-based solution that consists of more than 2,000 programs and includes more than 90% of the functions usually required by multi-facility car and truck rental companies worldwide. Rentpro can manage such varied functions as purchasing and selling vehicles, reservations management, leasing and rental arrangements, and fleet control and management. It also has the ability to interface with virtually any accounting system. In addition,

Rentpro (which runs on multiple platforms and integrates with most commercial databases) is multi-lingual, enabling the operator to communicate in his or her own language on screen and in reports, while rental agreements and invoices are generated in the language of the customer. Any translation required is transparent to the customer and the user.

CoreTech is an information technology consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning and implementation services, and supplemental staffing. The company excels at helping organizations rapidly realize the potential of eBusiness through a mix of Internet technology and traditional business systems, maximizing business value while minimizing disruption and risk.

Services

Professional Services. We provide a broad range of consulting and software development project management services to customers developing and deploying distributed and Internet applications with the Magic eDeveloper technology. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at both generating additional revenues and ensuring successful implementation of Magic eDeveloper technology through knowledge transfer. Our consultants provide a value-added service on large development projects supporting existing teams in the design or implementation cycle, and maximizing the utilization of resources in large development environments. The consultants help developers design prototype applications. Program components written by our consultants may also be added onto existing programs or programs in development. We also offer consulting services in rapid prototyping, multi-platform integration and migration to more efficient environments. Specialized consultants are also available to assist customers in all facets of migration from host character-based applications to distributed and Internet applications.

Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework. Over the last several years, we have built upon our established global presence to form joint ventures with our Magic solution providers and distributors to deliver successful solutions in focused market sectors. We promote these solutions and help tailor them to enterprises. An integration of the know-how from a particular market sector with local expertise has proven to both save time and enable building solutions that better meet customers' needs.

Maintenance. We offer our customers annual maintenance contracts providing for upgrades and new versions of our products for an annual fee.

Technical Support. We believe that a high level of customer support is important to the successful marketing and sale of our products. Our in-house technical support group provides training and post-sale support. We believe that effective technical support during product evaluation as well as after the sale has substantially contributed to product acceptance and customer satisfaction and will continue to do so in the future.

We instituted an online support system for the Magic community in the United States and Canada, which provides members of the Magic community with the ability to instantaneously enter, confirm and track support requests via the Internet. Magic eService was recently implemented by our technical support organization as a virtual support center which provides support to Magic solution providers and end-users worldwide.

Training. We conduct formal and organized training through our Magic University. Magic University staff members have developed several courses, each of which includes trainer and student guidebooks. The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training. Magic University also assists our professional services managers in designing and implementing custom made client-site courses. These courses are conducted by either our employees or distributors' employees who are certified instructors.

Customers, End-Users and Markets

We market and sell our products and services in approximately 50 countries worldwide. Industries that are significantly represented in our Magic community base include finance, retail, media, telecommunications, manufacturing, tourism, and government agencies. Our Magic eDeveloper technology is used by a wide variety of developers that can be generally divided into two distinct segments: those performing in-house development (corporate information technology departments) and Magic solution providers that perform development for third parties. Magic solution providers include large system integrators that use our Magic eDeveloper technology in large customized system projects and smaller independent Magic solution providers that generally perform development work for small to medium sized business clients. Magic solution providers that are packaged software publishers use our Magic technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry segment or a horizontal business function.

Among the thousands of end-users of our Magic eDeveloper technology are the following organizations: Nintendo, Merrill Lynch, American Express, Mutual of Omaha, Allstate Insurance, Bank of France, Carey International, Cap Gemini Finance, JP Morgan Chase Manhattan Bank, Club Med, Financial Times, Hitachi, Hutchison Telecom, Kodak, Matsushita, McKesson HBOC, Minolta, Nestle, Philip Morris, Steelcase, Adidas-Salomon, State of Washington, John Menzies Distribution and World Cargo, Athlon Group, Marconi, Compass Group PLC and the United Nations.

Sales, Marketing and Distribution

We market and support our products primarily through our own direct sales force in Europe, India, Israel, Japan, Thailand and the United States and through a network of distributors and Magic solution providers in those countries and a variety of other countries in Asia and Latin America. We sell and support our products directly in Israel, through our subsidiaries in France, Germany, Hungary, India, Italy, Japan, the Netherlands, Spain, Thailand, the United Kingdom and the United States, and through local distributors elsewhere.

Sales. We maintain a direct sales force in the field for pursuing large accounts. They carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. At March 31, 2002 we had approximately 124 direct sales personnel in the field. Most of these sales persons are supported by sales engineers who provide pre-sale technical support, presentations and demonstrations. Sales efforts are targeted to large enterprises performing internal application development and Magic solution providers which use Magic technology to develop solutions for their customers. We also employ an in-house telesales staff to sell to small and medium sized accounts and to generate and qualify leads for larger accounts.

Some larger Magic solution providers may also resell development systems when selling sophisticated applications requiring on-site development, maintenance, and diagnostics. We carry out marketing activities with our Magic solution providers, such as publishing solutions directories and newsletters. We have a marketing program that supports Magic solution providers by providing a wide range features and advantages in the areas of application development, sales and marketing to them.

Distributors. In general, we distribute our products through local distributors in those countries where we do not have a sales subsidiary. A local distributor is typically a software marketing organization with the capability to add value with consulting, training, and support. Distributors are generally responsible for the localization of our software development technology and applications into their native language. The distributors also translate our marketing literature and technical documentation. Distributors must undergo our program of sales and technical training. Marketing, sales, training, consulting, and product and client support are provided by the local distributor. We are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts. We have 34 distributors, most of whom also act as Magic solution providers.

Marketing Activities. We carry out a wide range of marketing activities aimed at generating awareness of our products and sales leads, including an extensive program of exhibitions, advertising and public relations, attendance at trade shows and exhibitions, direct mail, response mail, telemarketing campaigns and user and distributor conferences and seminars. We also devote substantial efforts to marketing our products on the Internet. We regularly advertise our products in prominent trade publications. These activities are intended both to maintain the general public awareness of the products and to generate sales leads. We participate in many major industry trade shows and fairs worldwide. We conduct the distributor and user conferences to update our worldwide affiliates and user base concerning our new releases, marketing strategies, pricing, technical information and the like. These events are conducted approximately once a year.

In order to foster improved relationships with our Magic solution providers, we sponsor periodic events and other marketing programs and activities. On our corporate Internet site, we host an online solutions directory which highlights applications developed by our Magic solution providers and an information sharing section which enables our Magic solution providers to participate alongside our representatives at trade shows and conferences. *Magic Magazine,* a publication that has been developed as a public relations activity, is produced quarterly and

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distributed to the Magic community and potential customers, includes articles that highlight our Magic solution providers.

Strategic Alliances

The important strategic alliances formed by us to date include:

IBM. During 2001, Magic Software progressed to the level of Advanced Partner of IBM Partnerworld for Developer business partner program. Magic eDeveloper supports application development and deployment for the IBM AS/400 (iSeries), IBM Netfinity (xSeries) and RS/6000 (pSeries) platforms. In 1994, we entered into a cooperative development agreement and joint sales and marketing agreements with IBM for its AS/400 product line, which has the largest market share in the mid-range computer marketplace. In 1997, we concluded the development project and began joint sales and marketing of our products for use with the AS/400 product line.

In 2000 Magic/400 received the highest approval rating from IBM Alliance Shareholder/400 technical teams in Rochester for its adherence to IBM's e-business framework. The "Level Four" certification signifies that we are one of few elite companies able to demonstrate our support for several different servers using standards established by IBM. This key accomplishment helps foster our continued business relationship with IBM throughout the world.

During 2001, both Magic eDeveloper and Magic eMerchant received IBM's ServerProven® certification following a rigorous testing and evaluation process. Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to help its customers easily identify complete solutions for their business-critical e-business needs.

Oracle. As an Oracle Alliance member, we work closely with Oracle to provide gateways from our Magic technology to Oracle's database. As part of our relationship, we have the ability to obtain special development and marketing support including licenses, technical assistance and cooperative marketing.

Pervasive Software. We have a strategic alliance with Pervasive Software to develop and market a bundled product comprised of Pervasive's Scalable SQL and database engines and our Magic eDeveloper technology. The alliance provides for joint technical development and product integration, international co-marketing and channel development programs.

Competition

The markets for our Magic eDeveloper technology and applications are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements. These markets are therefore highly competitive and we expect competition to intensify in the future. We may not be able to compete effectively in these markets and may lose market share to our competitors. The principal competitors in the market for our Magic technology, Magic eDeveloper, are Visual Basic (Microsoft), Progress, Delphi (Borland) Visual J++, Developer 2000 (Oracle), Uniface (Compuware), Powerbuilder (Sybase), Silverstream, Lansa, SAP, and PeopleSoft. The principal competitors in the market for our e-Business applications are IBM's WebSphere, Intershop, Broadvision, Open Market, Commerce One (Oracle's Internet Commerce Server) and Microsoft's Site Server Commerce Edition. The principal competitors in the market for our CRM applications currently include Heat, Siebel, Vantive (PeopleSoft), Clarify, Remedy, Pivotal, Oracle, Lucent, Quintas and Onyx. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and thereafter compete with us.

Most of our competitors have greater financial, personnel and other resources than we do, which may limit our ability to compete effectively with them. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. These competitors may also benefit from greater economies of scale, offer more aggressive pricing, devote greater resources to the promotion of their products or bundle their products into existing products in a manner that renders our technology partially or fully obsolete, thereby discouraging customers from purchasing our Magic technology or applications.

We believe that the principal competitive factors affecting the market for our products include developer productivity, product functionality, performance, reliability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability and, to a lesser degree, price.

Intellectual Property

We do not hold any patents and rely upon a combination of copyright, trademark, trade secret laws and contractual restrictions to protect our rights in our software products. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. Also, our key employees and independent contractors and distributors are required to sign non-disclosure and secrecy agreements.

We provide our products to customers under a non-exclusive, non-transferable license. Usually, we have not required end-users of our products to sign license agreements. However, in the case of large accounts, site license agreements are often required to be signed by the end-users. Generally, a "shrink wrap" license agreement is included in the product packaging which explains that by opening the package seal, the user is agreeing to the terms contained therein. It is uncertain whether license agreements of this type are legally enforceable in all of the countries in which the software is marketed.

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. We have obtained trademark registrations in Australia, Austria, Belgium, Bulgaria, Canada, Chile, China, the Czech Republic, Egypt, France, Germany, Israel, Italy, Luxembourg, Mexico, the Netherlands, Poland, Portugal, Romania, Slovakia, South Africa, Spain, Switzerland, Thailand and the United States. Other registrations are pending in Argentina, Brazil, India, the United Kingdom and the United States. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We do not believe that patent laws are a significant source of protection for our products. Copyright registration for software is available in the United States and Japan. We have registered a copyright for our software in the United States and Japan. Also, we have registered copyrights for some of our manuals in the United States and have acquired ISBN numbers for some of our manuals. Our copyrights expire 70 years from date of first publication. The initial terms of the registration of our trademarks range from 10 to 20 years and are renewable thereafter.

Since the software industry is characterized by rapid technological changes, the policing of the unauthorized use of software is a difficult task and software piracy is expected to continue to be a persistent problem for the packaged software industry. As there can be no assurance that the above-mentioned means of legal protection will be effective against piracy of our products, and since policing unauthorized use of software is rather difficult, software piracy can be expected to be a persistent potential problem.

We believe that, because of the rapid pace of technological change in the software industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of our support services.

C. ORGANIZATIONAL STRUCTURE

We are a member of the Formula Systems (1985) Ltd. (Nasdaq: FORTY) Group. Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions. In addition, Formula Systems manages a venture capital fund, which invests in early stage companies that develop software products for the international market. Formula Systems, an Israeli corporation, beneficially owns a 51.0% equity interest in our ordinary shares.

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Enterprises Inc.	U.S.	100%
CoreTech Consulting Group, Inc.	U.S.	100%
Magic Software Enterprises (UK) Ltd.	U.K.	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises Spain Ltd.	Spain	100%
Magic Software Enterprises GmbH	Germany	100%
Magic Software Enterprises France	France	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises (Israel) Ltd.	Israel	100%
Magic Software Enterprises Italy S.r.l	Italy	100%
Magic Software Japan K.K.	Japan	100%
Magic Software Enterprises Australia Pvt. Ltd *.	Australia	100%
Magic Software Enterprises of Canada Inc *.	Canada	100%
Magic Software Enterprises India Pvt. Ltd.	India	100%
Magic Rental Technologies International Rentpro		

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Ltd.	Israel	75%
Magic Software Hungary	Hungary	74%
Magic Software (Thailand) Corp. Ltd.	Thailand	70%
Advanced Answers on Demand, Inc.	U.S.	63%
Access Data Corporation, Inc.	U.S.	56%
Caswell Holdings B.V. *	Netherlands	51%
Betagro Software and Services Ltd.	Thailand	51%
Nextstep Infotech Prt. Ltd.	India	51%

* Ceased operations during 2001. See Item 4A. "History and Development of the Company."

D. PROPERTY, PLANTS AND EQUIPMENT

Facilities

Our headquarters and principal administrative, finance, marketing and sales and research and development operations are located in an office building of approximately 34,000 square feet that we own in Or Yehuda, Israel, a suburb of Tel Aviv. The building was constructed on a parcel of land leased from the Israel Land Authority. The lease expires in 2040 and can be renewed for an additional period of 49 years. We also lease approximately 8,300 square feet in an adjoining building in Or Yehuda. The lease expires in 2003.

Until it ceased its operation in May 2001, our Dutch subsidiary owned a 4,920 square foot building in Zaandam, the Netherlands. Our Hungarian subsidiary owns a 9,830 square foot building in Budapest, Hungary

Our U.S. subsidiaries lease approximately 63,133 square feet of office space in Irvine, California, King of Prussia, Pennsylvania, Fort Lauderdale, Florida, New York, New York and Wisconsin with lease terminations ranging from July 2002 through August 2004.

In addition, our subsidiaries also lease office space aggregating approximately 53,000 square feet in Paris, France; Munich, Germany; Pune, India; Milan, Italy; Tokyo, Japan; Bunnik, the Netherlands; Bangkok, Thailand; Madrid, Spain, Bracknell, U.K.

In the year ended December 31, 2001, we invested $528,000 in building and leasehold improvements, $1.0 million in computers and peripheral equipment and $561,000 in office furniture and equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion and analysis is based and should be read in conjunction with our consolidated financial statements and notes thereto and the other financial information included elsewhere in this annual report.

Overview

We develop, market and support our Magic software development and deployment technology. Our Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. During 1999, we expanded our business to include the sale of applications developed using Magic technology. These applications are designed for e-Business, CRM and other enterprise uses. Magic technology and Magic-based applications are used by over 2,500 software solution providers and thousands of enterprises in approximately 50 countries. We also provide maintenance and technical support as well as professional services to the Magic community.

We began operations in 1983 and completed an initial public offering of our ordinary shares in the United States in August 1991.

In 1999, we implemented our strategy of providing both Magic technology and applications through acquisitions of some of our distributors and Magic solution providers. Accordingly, in 1999 we acquired interests or increased our ownership interests in our distributors or Magic solution providers in Australia, Canada, Hungary, India, Japan, Thailand and the United States. Our Japanese subsidiary acquired the distribution rights for our products in Japan from our previous distributor, Wacom Co. Ltd. As a result, we now consolidate all of the sales of our Japanese subsidiary, Magic Software Japan, in our revenues rather than as the royalty percentage we received in the past. In addition, our sales also increased as a result of our enhanced focus on the development and sale of applications. As a result, we generated record revenues and profits in each of the quarters of 1999.

In the first quarter of 2000, we completed a follow-on offering of 4,000,000 of our ordinary shares in the United States at $25.00 per share. Of these shares, 3,500,000 ordinary shares were offered by us and 500,000 ordinary shares were offered by our major shareholder, Formula Group (1985) Ltd. (Nasdaq: FORTY). Our net proceeds from the offering, after deducting the underwriting discount and expenses, were $80.6 million.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

We began to apply Statement 142 effective as of the first quarter of 2002. Application of the non-amortization provisions of Statement 142 is expected to result in an increase in net income of $2,317,000 ($0.078 per share) in 2002.

We will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. We expect to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. We have not yet determined what the effect of these tests will be on our earnings and financial position.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We expect to adopt FAS 144 as of January 1, 2002 and we have not determined the effect, if any, the adoption of FAS 144 will have on our financial position and results of operations.

Critical Accounting Policies

We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period. There can be no assurance that actual results will not differ from these estimates.

Our consolidated financial statements are stated in U.S. dollars, the currency of our primary economic environment and our functional and reporting currency, and prepared in accordance with generally accepted accounting principles in the United States. Nevertheless, we conduct our operations in the local currencies of the countries in which many of our subsidiaries are located. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from conversion are included in accumulated other comprehensive loss in shareholders' equity.

The significant accounting policies listed in Note 2 of our financial statements that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operation under generally accepted accounting principles are discussed below.

Investments in Affiliates and Other Companies. Investment in non-marketable securities in which we hold less than 20% are recorded at the lower of cost or estimated fair value, since we do not have the ability to exercise significant influence over operating and financial policy of the affiliate.

The investments in companies over which we can exercise significant influence (generally, entities in which we hold 20% to 50% of ownership or voting rights) are presented using the equity method of accounting. We generally discontinue applying the equity method when our investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2001, based on management's most recent analysis, impairment losses have been identified in the amount of $378,000.

Property and Equipment. Property and Equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the depreciation rates described in Note 2. We and our subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As of December 31, 2001, no impairment losses have been identified.

Other Assets. Goodwill resulting from business combinations consummated before June 2001 is amortized using the straight-line method over the estimated useful life, which is 10 years until December 31, 2001. Goodwill resulting from business combinations consummated subsequent to July 2001 will not be amortized but will be subject to annual impairment tests. Distribution rights are amortized using the straight line method over the useful life, which is 3 years. The carrying value of goodwill and distribution rights and appropriate of amortization periods is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining goodwill and distribution rights amortization period. If this review indicates that goodwill and distribution rights will not be recoverable, the carrying value of the goodwill and distribution rights is reduced to estimated fair value and such impairment loss is recognized in the statement of operations. As of December 31, 2001, impairment losses in respect of goodwill and distribution rights in the total amount of $19,703 have been identified and recorded.

Revenue Recognition. To date, we have derived our revenues from licensing the rights to use our software, maintenance and technical support and providing professional services. We sell our products primarily through our direct sales force and indirectly through distributors.

We account for software sales in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. We have adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all multiple element transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements, also when all SOP 97-2 criteria are met.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to

36

implementation remain, the fee is fixed or determinable, and collectibility is probable. We generally do not grant a right of return to our customers.

Maintenance and technical support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When consulting services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, we had determined that the services are not considered essential to the functionality of other elements of the arrangement.

Revenues from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts," using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2001 no such estimated losses were identified.

Concentrations of Credit Risk. Financial instruments which potentially subject our company and our subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, and trade receivables. Our cash and cash equivalents are invested primarily in deposits with major banks worldwide, however, such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold our investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments. Our trade receivables are derived from sales to customers located primarily in the U.S., Europe, Asia, Japan and Israel. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection.

Significant Expenses

Cost of Revenues. Cost of revenues for software sales consists primarily of software production costs and royalties and licenses payable to third parties, and amortization of capitalized software. Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses and other related costs.

Research and Development Expenses, Net. Research and development costs consist primarily of salaries of employees engaged in on-going research and development activities and other related expenses. Grants for research and development and the capitalization of software development costs are applied as reductions to gross research and development costs to calculate net research and development expenses.

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31		
	1999	2000	2001
	(U.S. dollars in thousands)		
Gross research and development costs	$4,085	$13,031	$ 12,086
Less capitalization of software development costs	(1,132)	(7,084)	(4,539)
Research and development expenses, net	$2,953	$5,947	$7,547

Research and development expenses, net of government and other grants, are charged to income as incurred until technological feasibility is established. Technological feasibility is established upon completion of a detailed program design. Expenses incurred between the completion of the working model and the point at which the product is ready for general release are capitalized in accordance with Statement of Financial Accounting Standards No. 86. Capitalized software costs are amortized on a product-by-product basis. The annual amortization is the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product, including the period being reported on. Amortization begins when the product is available for general release to customers.

In the years 1999 through 2001, we did not submit any applications for grants to the Israeli Office of the Chief Scientist. We believe that the current policy of the Office of the Chief Scientist with respect to research and development grants is not beneficial to us and, therefore, have no intention to seek additional grants under the current policy. See Item 10E. "Taxation -- Grants under the Law for the Encouragement of Industrial Research and Development, 1984."

Selling and Marketing Expenses, Net. Selling and marketing expenses consist primarily of compensation and related expenses for sales and marketing personnel, sales commissions, marketing programs, web site related expenses, public relations, promotional materials, travel expenses and trade show exhibit expenses. Selling and marketing expenses are presented net of marketing grants received from the Government of Israel.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, provisions for doubtful accounts, amortization of goodwill, and other general corporate expenses.

Financial Expenses, Net. Financial expenses consist of interest expense and currency translation expenses adjustments. Financial income consists of interest on cash and cash equivalent balances, and currency translation gains.

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,		
	1999	2000	2001
Revenues:			
Software	51.0%	29.8%	24.9%
Applications	6.9	16.0	14.6
Maintenance and technical support	14.4	12.6	14.3
Professional services	27.7	26.6	46.2
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:			
Software	4.2	4.0	5.5
Applications	2.0	2.2	3.1
Maintenance and technical support	5.4	4.7	5.7
Professional services	17.8	26.6	33.4
Total cost of revenues	29.4	37.5	47.7
Gross profit	70.6	62.5	52.3
Operating expenses:			
Research and development, net	4.6	6.6	9.9
Selling and marketing, net	32.7	29.2	25.9
General and administrative	16.0	23.4	35.0
Restructuring and other non-recurring costs	—	2.7	8.6
Impairment expenses	—	—	26.2
Total operating expenses	53.3	61.9	105.6
Operating income (loss)	17.3	0.6	(53.3)
Capital loss	—	0.7	2.9
Financial income, net	(0.3)	(2.7)	(0.8)
Income (loss) before income taxes	17.6	2.6	(55.4)
Income taxes	—	(0.5)	(0.2)
Equity in earnings (losses) of affiliates	0.1	(0.1)	—
Minority interest in (earnings) losses of consolidated subsidiaries	0.6	0.8	0.2
Net income (loss)	17.0%	1.0%	(5.6)%

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Revenues. Total revenues decreased 15.2% to $76.6 million in 2001 from $90.3 million in 2000. Software sales decreased 29% to $19.1 million in 2001 from $26.9 million in 2000. This decrease was principally attributable to the shift in our focus to sales of applications. Revenues from applications decreased 22.3% to $11.2 million in 2001 from $14.4 million in 2000, as a result of the market slowdown. Revenues from maintenance and technical support decreased 2.7% to $11.0 million in 2001 from $11.3 million in 2000 mainly as a result of the decrease in our software sales. Revenues from professional services decreased 6.1% to $35.3 million in 2001 from $37.6 million in 2000. This reduction principally resulted from the slowdown in the U.S. economy.

Cost of Revenues. Cost of revenues increased 7.7% to $36.5 million in 2001 from $33.9 million in 2000. Cost of revenues for software sales increased 16.7% to $4.2 million in 2001 from $3.6 million in 2000. Cost of revenues for applications increased 20.0% to $2.4 million in

2001 from $2.0 million in 2000. Cost of revenues for maintenance and technical support increased 2.4% to $4.3 million in 2001 from $4.2 million in 2000. Cost of revenues for professional services increased 6.7% to $25.6 million in 2001 from $24.0 million in 2000.

Gross Profit. Gross profit decreased 29.0% to $40.0 million in 2001 from $56.4 million in 2000. Our gross margin, or gross profit as a percentage of total revenues, on software sales decreased to 78.1% in 2001 from 86.5% in 2000. Our gross margin on applications decreased to 78.6% in 2001 from 86.1% in 2000. Our gross margin on maintenance and technical support was 60.4% in 2001 and 63.0% in 2000, and our gross margin on professional services decreased to 27.4% in 2001 from 36.1% in 2000.

Research and Development Expenses, Net. Gross research and development costs decreased 7.5% to $12.1 million in 2001 from $13.0 million in 2000. Net research and development expenses increased 27.1% to $7.5 million in 2001 from $5.9 million in 2000. We did not receive any grants from the Israeli Office of the Chief Scientist in either 2001 or 2000, nor did we accrue any grants from BIRD-F. At December 31, 2001, we employed 154 persons in research and development, of which 49 persons were based in our research and development facility in India. Net research and development expenses as a percentage of revenues increased to 9.9% in 2001 from 6.6% in 2000. We expect that our gross research and development costs as a percentage of revenues will increase for the foreseeable future.

Selling and Marketing Expenses, Net. Selling and marketing expenses decreased 25.0% to $19.8 million in 2001 from $26.4 million in 2000, mainly due to our transition towards applications' sales and the implementation of our acquisition strategy. Selling and marketing expenses as a percentage of revenues decreased to 25.9% in 2001 from 29.2% in 2000.

General and Administrative Expenses. General and administrative expenses increased 27.0% to $26.8 million in 2001 from $21.1 million in 2000. The increase was primarily attributable to depreciation and amortization of goodwill. We expect that general and administrative expenses will increase in the future, but will decrease as a percentage of revenues as a result of continued growth in our operations.

Restructuring and Other Non-Recurring Costs. We incurred restructuring costs of $6.6 million in 2001 in connection with our U.S. and European operations. In 2000, we incurred restructuring costs of $2.5 million in connection with employee termination expenses, management changes and the consolidation of certain job responsibilities worldwide.

Impairment Expenses. Impairment expenses amounted to $20.1 million in 2001. These expenses are a result of a reduction in our recorded goodwill that resulted from acquisitions we made over the years.

Financial Income (Expenses), Net. Our financial income decreased to $0.6 million in 2001 from $2.4 million in 2000, principally as a result of the decrease in our cash and cash equivalents and lower interest income as a result.

Income Taxes. We incurred income taxes of $0.2 million in 2001 and $0.5 million in 2000. These taxes are primarily attributable to taxes paid in Japan, Israel, France and India.

Equity in Earnings (Losses) of Affiliates. In 2001, we did not recognize any profit from our minority interests as compared to a loss of $0.1 million in 2000.

Minority Interest in Profits of Consolidated Subsidiaries. Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders' share of the profits of some of our majority owned subsidiaries. In 2001, we recognized minority interest of $0.2 million from the income attributed to the minority shareholders of our subsidiaries as compared to $0.8 million in 2000.

Net Income (Loss). As a result of the foregoing, we reported net loss of $42.8 million or $1.45 per share for the year ended December 31, 2001 as compared to net income of $0.9 million or $0.03 per share for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared With Year Ended December 31, 1999

Revenues. Total revenues increased 41.0% to $90.3 million in 2000 from $64.0 million in 1999. Software sales decreased 17.5% to $26.9 million in 2000 from $32.6 million in 1999. This decrease was principally attributable to the shift in our focus to sales of applications. Revenues from applications increased 227.0% to $14.4 million in 2000 from $4.4 million in 1999, as a result of our increased marketing efforts. Revenues from maintenance and technical support increased 22.8% to $11.3 million in 2000 from $9.2 million in 1999, mainly as a result of the increase in our software sales. Revenues from professional services increased 111.2% to $37.6 million in 2000 from $17.8 million in 1999. This growth reflects our transition towards sales of applications and the implementation of our acquisition strategy.

Cost of Revenues. Cost of revenues increased 80.3% to $33.9 million in 2000 from $18.8 million in 1999. Costs of revenues for software sales increased 12.5% to $3.6 million in 2000 from $3.2 million in 1999. Cost of revenues for applications increased 169.9% to $2.0 million in 2000 from $741,000 in 1999, in line with the increase in sales of applications. Cost of revenues for maintenance and technical support increased 20.0% to $4.2 million in 2000 from $3.5 million in 1999, in line with the increase in revenues from maintenance and technical support. Cost of revenues for professional services increased 110.5% to $24.0 million in 2000 from $11.4 million in 1999 as a result of our transition towards sales of applications and the implementation of our acquisition strategy.

Gross Profit. Gross profit increased 24.8% to $56.4 million in 2000 from $45.2 million in 1999. Our gross margin, or gross profit as a percentage of total revenues, on software sales decreased to 86.5% in 2000 from 90.0% in 1999. Our gross margin on applications decreased to 86.1% in 2000 from 93.3% in 1999. Our gross margin on maintenance and technical support was 63.0% in 2000, the same as in 1999, and our gross margin on professional services decreased to 36.1% in 2000 from 36.0% in 1999.

Research and Development Expenses, Net. Gross research and development costs increased 217.1% to $13.0 million in 2000 from $4.1 million in 1999. Net research and development expenses increased 96.6% to $5.9 million in 2000 from $3.0 million in 1999. We did not receive any grants from the Israeli Office of the Chief Scientist in either 2000 or 1999, nor did we accrue any grants from BIRD-F. At December 31, 2000, we employed 141 persons in research and development, of which 38 persons were based in our research and development facility in India. Net research and development expenses as a percentage of revenues increased to 6.6% in 2000 from 4.6% in 1999. We expect that our gross research and development costs as a percentage of revenues will increase for the foreseeable future.

Selling and Marketing Expenses, Net. Selling and marketing expenses increased 26.3% to $26.4 million in 2000 from $20.9 million in 1999, mainly due to our transition towards applications' sales and the implementation of our acquisition strategy. Selling and marketing expenses as a percentage of revenues decreased to 29.2% in 2000 from 32.7% in 1999.

General and Administrative Expenses. General and administrative expenses increased 106.0% to $21.1 million in 2000 from $10.2 million in 1999. The increase was primarily attributable to acquisitions of companies we made in 2000. We expect that general and administrative expenses will increase in the future, but will decrease as a percentage of revenues as a result of the continued growth in our operations.

Restructuring and Other Non-Recurring Costs. We incurred restructuring or other non-recurring costs of $2.5 million in connection with employee termination expenses, management changes and the consolidation of certain job responsibilities worldwide in 2000. We did not incur any restructuring or other non-recurring costs in 1999.

Financial Income (Expenses), Net. Our financial income increased to $2.4 million in 2000 from $175,000 in 1999, principally as a result of investment of the proceeds of our 2000 follow-on offering.

Income Taxes. We incurred income taxes of $523,000 in 2000 and $2,000 in 1999. These taxes are primarily attributable to taxes paid in Japan, Israel and India.

Equity in Earnings (Losses) of Affiliates. In 2000, we recognized a loss of $57,000 from our minority interests as compared to income of $52,000 in 1999.

Minority Interest in Profits of Consolidated Subsidiaries. Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders' share of the profits of some of our majority owned subsidiaries. In 2000, we recognized minority interest of $825,000 from the income attributed to the minority shareholders of our subsidiaries as compared to $394,000 in 1999.

Net Income (Loss). As a result of the foregoing, we reported net income of $920,000 or $0.03 per share for the year ended December 31, 2000 as compared to net income of $10.9 million or $0.43 per share for the year ended December 31, 1999.

Quarterly Results of Operations

The following tables set forth unaudited quarterly results of operations in U.S. dollars and as a percentage of revenues for each of the nine fiscal quarters ended December 31, 2001. We have prepared this information on a basis consistent with our audited consolidated financial statements included in this annual report and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of the information for the periods indicated. The results of operations for any quarter are not necessarily indicative of results for any future periods.

	Three months ended								
	Dec. 31, 1999	Mar. 31, 2000	Jun. 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sep. 30, 2001	Dec. 31, 2001
	(U.S. dollars in thousands)								
Revenues:									
Software	$ 10,920	$9,708	$6,565	$5,050	$5,582	$5,286	$4,579	$4,931	$4,314
Applications	—	3,327	3,207	3,718	4,164	1,871	3,066	3,206	3,069
Maintenance and technical support	2,348	2,861	2,727	2,804	2,955	2,766	3,106	2,707	2,378
Professional services	5,361	5,755	7,559	13,890	10,385	10,092	9,439	8,097	7,656
Total revenues	18,629	21,651	20,058	25,462	23,085	20,015	20,190	18,941	17,417
Cost of revenues:									
Software	1,089	941	985	836	873	1,039	1,023	1,073	1,052
Applications	—	425	479	556	547	465	639	644	651
Maintenance and technical support	880	1,103	1,056	1,047	994	1,085	1,053	1,039	1,157
Professional services	3,284	3,641	4,712	8,743	6,918	7,590	6,088	6,216	5,728
Total cost of revenues	5,252	6,110	7,232	11,182	9,332	10,179	8,803	8,972	8,588
Gross profit	13,377	15,541	12,826	14,280	13,753	9,836	11,387	9,969	8,829
Operating expenses:									
Research and development, net	822	1,003	1,587	1,569	1,788	1,841	1,808	1,783	2,115
Selling and marketing, net	6,242	5,688	6,532	6,941	7,199	5,133	5,353	4,407	4,928
General and administrative	2,768	3,715	4,457	5,379	7,547	6,924	6,564	6,284	7,006
Restructuring and other non-recurring costs	—	—	—	—	2,466	3,300	—	394	2,919
Impairment expenses	—	—	—	—	—	—	—	—	20,081
Total operating expenses	9,832	10,406	12,576	13,889	19,000	17,198	13,725	12,868	37,049
Operating income (loss)	3,545	5,135	250	391	(5,247)	(7,362)	(2,338)	(2,899)	(28,220)
Financial income (expenses), net	177	149	1,268	698	304	(30)	(4)	557	52
Capital loss (income)	5	—	(10)	—	(613)	2,219	—	—	(20)
Income (loss) before income taxes	3,727	5,284	1,508	1,089	(5,556)	(9,611)	(2,342)	(2,342)	(28,148)
Income taxes	(129)	(102)	(149)	(25)	(247)	(62)	(193)	(146)	233
Equity in earnings (losses) of affiliates	75	—	(57)	—	—	—	—	—	—
Minority interest in losses (earnings) of consolidated subsidiaries	(23)	(1,176)	606	100	(355)	266	(483)	(92)	134
Net income (loss)	$3,805	$ 4,006	$ 1,908	$1,164	$(6,158)	$(9,407)	$(3,018)	$(2,580)	$(27,781)

	Three months ended								
	Dec. 31, 1999	Mar. 31, 2000	Jun. 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001
	(As percentage of total revenues)								
Revenues:									
Software	58.6 %	44.8%	32.7%	19.8%	24.2%	26.4%	22.7%	26.0%	24.8%
Applications	—	15.4%	16.0%	14.6%	18.0%	9.3%	15.2	16.9%	17.6%
Maintenance and technical support	12.6%	13.2%	13.6%	11.0%	12.8%	13.8%	15.4%	14.3%	13.7%
Professional services	28.8%	26.6%	37.7%	54.6%	45.0%	50.5%	46.7	42.8%	43.9%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:									
Software	5.8%	4.3%	4.9%	3.3%	3.8%	5.2%	5.0%	5.7%	6.0%
Applications	—	2.0%	2.4%	2.2%	1.8%	2.3%	3.2%	3.4%	3.7%
Maintenance and technical support	4.7%	5.1%	5.3%	4.1%	4.3%	5.4%	5.2%	5.5%	6.6%
Professional services	17.6%	16.8%	23.5%	34.3%	30.6%	37.9%	30.2%	32.8%	32.9%
Total cost of revenues	28.2%	28.2%	36.1%	43.9%	40.5%	50.8%	43.6%	47.4%	49.2%
Gross profit	71.8%	71.8%	63.9%	56.1%	59.5%	49.2%	56.4%	52.6%	50.8%
Operating expenses:									
Research and development, net	4.4%	4.6%	7.9%	6.2%	7.1%	9.2%	9.0%	9.4%	12.1%
Selling and marketing, net	33.5%	26.3%	32.6%	27.3%	31.3%	25.8%	26.5%	23.3%	28.3%
General and administrative	14.9%	17.1%	22.2%	21.2%	33.0%	34.6%	32.5%	33.2%	40.2%
Restructuring and other non-recurring costs	—	—	—	—	11.1%	16.4%	—	2.1%	16.7%
Impairment expenses	—	—	—	—	—	—	—	—	115.5%
Total operating expenses	52.8%	48.0%	62.6%	54.6%	82.6%	86.0%	68.0%	68.0%	212.8%
Operating income (loss)	19.0%	23.7%	1.3%	1.5%	23.1%	(36.8%)	(11.6%)	(15.4%)	(162.0%)

	Three months ended								
	Dec. 31, 1999	Mar. 31, 2000	Jun. 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001
	(As percentage of total revenues)								
Financial income (expenses), net	1.0%	—	—	—	1%	0.1%	—	2.9%	0.3%
Capital loss	—	0.7%	6.3%	2.7%	2.1%	11.1%	—	—	—
Income (loss) before income taxes	20.0%	24.4%	7.5%	4.3%	(24.1%)	48.0%	11.6%	(12.4%)	(161.6%)
Income taxes	0.7%	(0.5%)	(0.7%)	(0.1%)	(1.1%)	(0.3%)	(0.9%)	(0.8%)	1.3%
Equity in earnings (losses) of affiliates	0.4%	—	(0.3%)	—	(3.1%)	(0.7)%	(2.4)%	—	—
Minority interest in losses (earnings) of consolidated subsidiaries	0.1%	(5.4%)	3.0%	0.4%	1.0%	1.3%	—	(0.4%)	0.8%
Net income (loss)	20.4 %	18.5%	9.5%	4.6%	(27.1%)	(47.0)%	(14.9)%	(13.6%)	(159.5%)

Our quarterly results of operations have varied significantly in the past as a result of various factors, many of which are beyond our control. Accordingly, revenues and net income, if any, in any particular period may be lower than revenues and net income, if any, in a preceding or comparable period. Period-to-period comparisons of our result of operations may not be meaningful, and you should not rely upon them as indications of our future performance.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Since September 2000, there has been a significant deterioration in the relationship between Israel and the Palestinian Authority, and as a result of riots in Gaza and the West Bank and a spate of terrorist attacks inside Israel, the peace process between the parties has stagnated. Efforts to resolve the problem have failed to result in an agreeable solution. In recent months there has been a marked acceleration in the number and frequency of the hostile incidents, which culminated in numerous lethal suicide attacks in Israeli cities since March 2002. In response, the Israeli Army called up a large number of reserve duty soldiers and made incursions into most Palestinian-controlled cities and towns.

Despite the peace between Israel and Egypt and Jordan, some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are precluded from marketing our products to such countries, we believe that in the past the boycott has not had a material adverse effect on us. In addition as a result of the Israeli military activities in the West Bank during April 2002, several European countries are considering whether to participate in a boycott of Israeli firms as well as on the shipment of weapons and other military supplies to Israel. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 30 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of such obligations.

Economic Conditions

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents may deal in foreign currency and non-residents of Israel may purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all these areas. There are currently no Israeli currency control restrictions on remittances of dividends on ordinary shares or the proceeds from the sale of shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. In addition, Israeli residents are required to file reports pertaining to specific types of actions or transactions.

The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. In addition, as a result of the political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during 2001 and especially during the first five months of 2002, the Israeli rate of economic growth has deteriorated, the Israeli currency has been devaluated and the rate of inflation has increased. The Israeli Government has proposed certain budgetary cuts and other changes, but it is not certain if such measures will be adopted by the Israeli Parliament and what the impact of these and other measures that may eventually be adopted will have on the Israeli economy. In addition, certain credit agencies such as Standard & Poors have stated that they are reviewing the credit rating of Israel. Should such agencies resolve to lower Israel's credit rating, the ability of the Israeli government to generate foreign financial and economical assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain the current credit rating of Israel. Economic decline as well as price and exchange rate instability may have a material adverse effect on us.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

Israel and the EEC, known now as the "European Union," concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Corporate Tax Rate

Israeli companies are generally subject to income tax at the corporate tax rate of 36% of taxable income. However, seven investment programs at our facility in Or Yehuda have been granted "approved enterprise" status under the Law for Encouragement of Capital Investments, 1959 and we are, therefore, eligible for some tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of 25%. However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries.

As of December 31, 2001, our net operating loss carry-forwards for Israeli tax purposes was approximately $27 million and the net operating loss carry-forwards of our U.S. subsidiary for U.S. tax purposes amounted to approximately $12.7 million. Our U.S net operating loss carry-forwards are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2007 through 2013.

Impact of Currency Fluctuations and of Inflation

Our financial statements are denominated in U.S. dollars, our functional currency. Nevertheless, a majority of our sales are made, and a majority of our expenses are incurred, in other currencies, particularly Euros, Japanese yen, NIS and U.K. pounds sterling. We maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable. Fluctuations in the value of the currencies in which we do business relative to the U.S. dollar could have a material adverse effect on our business, results of operations and financial condition by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies.

The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the U.S. dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS. For several years prior to 1997, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. dollar and companies experienced increases in the U.S. dollar cost of their operations in Israel. This trend was reversed during 1997 and 1998. In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar. In 2001, the devaluation rate again exceeded the inflation rate in Israel. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli consumer price index	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %
1997	370.7	7.0	8.8	(1.7)
1998	402.6	8.6	17.6	(7.7)
1999	408.0	1.3	—	1.3
2000	408.0	0	(2.7)	2.8
2001	413.8	1.4	9.3	(7.8)

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar). Such a devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS (unless such receivables are linked to the U.S. dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

B. LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations through cash generated by operations, funds generated by our public offerings in 1991 (approximately $8.5 million), 1996 (approximately $5.0 million) and 2000 (approximately $80.6 million), private equity investments in 1998 (approximately $12.2 million), as well as from research and development and marketing grants primarily from the Government of Israel. In addition, we have also financed our operations through short-term loans and borrowings under available credit facilities.

Our principal commitments consist of obligations outstanding under operating leases. Capital expenditures were approximately $2.1 million for 2001 and $2.0 million for 2000. In 2001, the majority of capital expenditures was attributable to the purchase of computers and peripheral equipment. In 2000, the majority of capital expenditures was attributable to the construction of an additional floor in our building in Or Yehuda and the purchase of computers and peripheral equipment. We currently do not have significant capital spending or purchase commitments. However, we anticipate an increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

Net cash used in operating activities was $5.3 million in 2001. This amount was attributable primarily to our net loss in 2001 and impairment and restructuring costs. Net cash used in operating activities was $7.3 million for 2000. This amount was primarily due to the depreciation and amortization of $6.4 million and a decrease in accrued expenses and other liabilities of $14.6 million.

Net cash used in investing activities was approximately $9.2 million in 2001 and $29.2 million in 2000. The decrease in investing activities in 2001 was primarily attributable to a decrease in investments in newly consolidated subsidiaries.

Net cash used in financing activities was $0.3 million in 2001, mainly due to a decrease in short term bank credit. Net cash provided by financing activities was $70.7 million for 2000, primarily attributable to proceeds of approximately $79.6 million from our issuance of ordinary shares in a follow-on public offering.

As of December 31, 2001, we had $27.9 million in cash and cash equivalents and working capital of $28 million as compared to $42.6 million in cash and cash equivalents and working capital of $49.0 million at December 31, 2000.

As of December 31, 2001, we had a bank line of credit of approximately $0.5 million with the First International Bank of Israel Ltd., of which $400,000 was drawn as of that date. The short-term bank credit is secured by a first priority floating charge on all our assets and by a fixed charge on goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of damage). In addition, the agreement with the First International Bank of Israel Ltd. prohibits us from selling or otherwise transferring any assets except in the ordinary course of business, from placing a lien on our assets without the bank's consent and from declaring dividends to our shareholders.

In August 2001, our Board of Directors approved and on November 20, 2001 our shareholders ratified the use of up to $3,000,000 to repurchase our ordinary shares. Since we did not have sufficient retained earnings to fund this capital reduction, under Israeli law our proposed repurchase program required the approval of an Israeli District Court, which approval was requested in September 2001 and was granted on December 6, 2001. We are of the opinion that the market price of our shares does not adequately reflect the correct financial value of our shares and therefore it is advisable and in our best interest to repurchase up to $3,000,000 of our ordinary shares. As of May 2002, we repurchased 35,500 of our ordinary shares. We plan to repurchase additional shares from time to time in the open market subject to, among other things, general market conditions and the market price of our ordinary shares, as well as the provisions of Israeli corporate law and U.S. securities law.

We believe our existing cash and cash equivalents will be sufficient to support our current operating plan at least through June 30, 2004; however, we have based this estimate on assumptions that may prove to be incorrect. Thereafter, if we do not generate sufficient cash from operations, we may be required to obtain additional financing. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development

The software industry is characterized by rapid technological change and is highly competitive with respect to timely product innovation. We must maintain compatibility and competitiveness in the face of ongoing changes in industry standards.

We place considerable emphasis on research and development to improve and expand the functionality of our Magic technology and to develop new applications. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and to introduce new commercially viable products addressing the needs of our customers on a timely basis. We also intend to support emerging technologies as they are introduced in the same way we have supported new technologies in the past. We will continue to devote a significant portion of our resources to research and development. We believe that internal development of our Magic technology is the most effective means of achieving our strategic objective of providing an extensive, integrated and feature-rich development technology.

During the three years ended December 31, 2001, we invested significant resources in developing an e-business platform. Based on the assumption that web-based applications would become mission-critical applications in the near future, we developed a technology to facilitate interactive web application development. These development efforts included research on porting the Magic logic engine into a browser using Java and on the communication required for Magic back-end on the server. We also devoted research and development resources to providing a new component technology that significantly enhances Magic usability. Other development resources were utilized to maintain compatibility among previous and current versions, and among a growing number of environment platforms.

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products.

In the years ended December 31, 1999, 2000 and 2001, we invested $4.3 million, $13.0 million and $9.5 million, respectively, in research and development.

Research and development activities take place in our facilities in Israel, India, Japan, Thailand and the United States. At March 31, 2002, we employed approximately 73 persons in research and development in Israel, 10 persons in research and development in Europe, 50 persons in India, 10 persons in Japan, 17 persons in the U.S., and one person in Thailand. As part of our product development team, we employ technical writers who prepare user documentation for our products and have employed subcontractors in connection with the documentation and some development work.

D. TREND INFORMATION

The uncertain business environment and on-going softness in the markets in which we operate have negatively impacted our operating results in 2001. In order to improve our results, we initiated stringent cost-cutting actions, we significantly downsized our head office operations, eliminating and combining managerial positions and we reduced administrative overhead throughout the company. We increased the effectiveness of our professional services organization by reducing the head count of non-billable personnel and increasing overall utilization. We have also implemented an aggressive expense reduction program. We have focused on growing our development community and base of solution partners around Magic eDeveloper™, our core technology, which generates our highest profit margins. We will continue to increase the effectiveness of our professional services organization to realize better margins from the projects that we are implementing around the world. We will also continue to build and improve the efficiency of our distribution channels. We expect, but are unable to assure you, that our operating results will improve during the remainder of 2002.

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3 – "Key Information."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Our articles of association provide for a board of directors consisting of no less than three and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of five directors.

Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our chief executive officer and by the board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Dan Goldstein (1)	47	Chairman of the board of directors
David Assia (1)	50	Vice chairman of the board of directors
Menachem Hasfari	55	Chief executive officer
Guy Bernstein	34	Chief financial officer and vice president of operations
Gad Goldstein (1)	42	Director
Maya Liquornik (2)	45	Outside director
Yigal Berman (2)	52	Outside director

(1) Messrs. Dan Goldstein, David Assia and Gad Goldstein will serve as directors until our 2002 annual general meeting of shareholders.

(2) Ms. Maya Liquornik and Mr. Yigal Berman will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term from the date of their appointment until December 6, 2003. Thereafter, Ms. Liquornik's term may be renewed for only one additional three-year term. Since the second term of Mr. Berman will expire in 2003, he may not be reelected for an additional term.

The following table lists our other key employees:

Name	Age	Position
Oren Inbar	44	Vice president-sales, Europe
Douglas W. Nohe	45	Chief executive officer, Magic Software Enterprises, Inc. and CoreTech Consulting Group, Inc.
David Leichner	39	Vice president-worldwide marketing
Hideoki Nakamura	56	President, Magic Software Japan K.K.
Avikam Perry	45	Vice president-research and development

Dan Goldstein has served as a director of our company since April 1998 and assumed the position of Chairman of our board of directors in October 2000. Mr. Goldstein has served as chairman of the board of directors and chief executive officer of Formula Systems since January 1985. Mr. Goldstein is also the chairman of the board of directors of other companies in the Formula Systems group, including New Applicom Software Industries (1990) Ltd., and is a director of Crystal Systems Solutions Ltd. Mr. Goldstein holds a B.A. degree in mathematics and computer sciences and an M.B.A. degree from Tel Aviv University. Dan Goldstein and Gad Goldstein are brothers.

David Assia, a co-founder of our company, has served as a director since our inception in 1983. He was chairman of our board of directors from 1986 until October 2000 and has served as vice chairman of our board of directors since October 2000. From 1986 until September 1997, he served as our chief executive officer. Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the chairman of its board of directors since 1989. Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd. (ALDN), Enfomia Ltd. and Babylon Ltd. Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree from Tel Aviv University.

Menachem Hasfari has served as president and chief executive officer of our company since February 2001. From January 2000 until February 2001, Mr. Hasfari was self-employed as a consultant. From January 1992 until December 1999, Mr. Hasfari served as president and chief executive officer of Edusoft Ltd., an Israeli company engaged in the development, designing and marketing of educational and training multimedia software products and services. From 1986 to 1992, Mr. Hasfari headed the software activities of Degem Systems Ltd., a public company listed on the Tel Aviv Stock Exchange that develops and markets computer-based training systems. Mr. Hasfari holds a B.A. degree in economics from the Hebrew University and an M.B.A. degree from Tel Aviv University.

Guy Bernstein has served as vice president-finance since November 1999 and has acted as our chief financial officer since December 2000 and as our vice president of operations since February 2002. Prior thereto, he served as our Controller since he joined us in October 1997. Prior to joining us and from March 1995, Mr. Bernstein was a senior manager with Kost Forer & Gabbay, a member of Ernst & Young International. Mr. Bernstein holds a B.A. degree in accounting and finance from Tel Aviv University and is a certified public accountant in Israel.

Gad Goldstein has served as a director of our company since December 1998. Mr. Goldstein has been president of Formula Systems since April 1995. Prior thereto and since 1985, he was vice president-finance and a director of Formula Systems. Mr. Goldstein is also a director of other companies within the Formula Systems group, including New Applicom Software Industries, and is chairman of the board of directors of Crystal Systems Solutions. Mr. Goldstein holds a B.A. degree in economics and an M.B.A. degree from Tel Aviv University. Gad Goldstein and Dan Goldstein are brothers.

Maya Liquornik has served as an outside director of our company since December 2000. Ms. Liquornik has been an attorney for 13 years and has been a member of the Israeli law firm Meitar, Liquornik Geva & Co. since July 1994. She has been the co-managing partner of this law firm since 1997. From 1992 until 1994, Ms. Liquornik was an associate with the New York-based law firm Weil, Gotshal & Magnes LLP. Ms. Liquornik received her qualification as a lawyer and has been a member of the Israel Bar since 1987. She holds an LL.B. degree in law from Tel Aviv University.

Yigal Berman has served as an outside director of our company since October 1997. Since 1981 he has served as vice president-finance of Intergama Investment Ltd., an Israeli holding company. Mr. Berman serves as a director of Rapac Electronics Ltd., an Israeli company operating in the electronics industry whose shares are traded on the Tel Aviv Stock Exchange. Until June 1997, Mr. Berman served as a director of Mashov Computers. Mr. Berman holds a B.A. degree in economics and statistics and an M.B.A. degree from Tel Aviv University.

Oren Inbar has served as our vice president-sales, Europe since May 2000. Mr. Inbar joined us in February 1997 as sales manager and served as managing director of our Israeli operation from June 1998 until May 2000. Mr. Inbar holds a B.Sc. degree in industrial psychology from South Africa University.

Douglas W. Nohe has served as chief executive officer of our subsidiary, CoreTech Consulting Group, Inc. and as chief executive officer of our North American operations, which include our subsidiaries: Magic Software Enterprises Inc., CoreTech Consulting Group Inc.,

Advanced Answers on Demand, Inc. and Access Data Corporation, since May 2001. Previously and since May 2001, Mr. Nohe served as the president of MDanywhere Technologies, Inc., a healthcare applications solution provider. From June 1997 until May 2001, Mr. Nohe was the chief operating officer of Continuum, Inc., a health management B2B providing outsourcing and consulting solutions. From October 1993 to June 1997, he served as chief operating officer of Atlantic Health Group, Inc., a national occupational health company. From January 1991 to October 1993, Mr. Nohe served as the Managing Director of The Tidewater ADR Consulting Group, a global provider of negotiation and dispute resolution services. Until January 1991, Mr. Nohe served as a director - corporate development of Black & Decker, Inc., a world-leading marketer of professional tools and appliances. Mr. Nohe holds a B.Sc. degree in biology from the University of South Florida.

David Leichner has served as our vice president-worldwide marketing since August 1998. From September 1997 until July 1998, Mr. Leichner served as director of marketing of eSim Ltd. From May 1994 until August 1997, Mr. Leichner was our market analyst and later our product marketing manager. Mr. Leichner holds a B.A. degree in computer information systems and an M.B.A. degree in international business from Baruch College.

Hideoki Nakamura has served as president and a director of our Japanese subsidiary, Magic Software Japan KK, since November 2001. Mr. Nakamura joined Magic Software Japan in March 2000 as general manager of its professional service department. From June 1996 until February 2000, Mr. Nakamura served as director of SSJ K.K., (previously Dun & Bradstreet Japan). From January 1992 until June 1996, Mr. Nakamura served as consulting and service manager of Texas Instruments Japan. From July 1989 until January 1992, Mr. Nakamura served as director of Dun & Bradstreet Software and from November 1975 until July 1979, he served as consulting manager of Andersen Consulting. Mr. Nakamura holds a B.A. degree in commercial science from Keio University

Avikam Perry has served as vice president-research and development since July 1997. Mr. Perry joined us in July 1992 and held various positions, including group and product manager, development department manager and vice president-product development. Mr. Perry holds a B.Sc. degree in mathematics and computer science from Tel Aviv University.

Jack Dunietz tendered his resignation from our board of directors effective February 2001. Israel Teiblum tendered his resignation as our president and chief financial officer effective March 2001. Raphael Inbar tendered his resignation as chief executive officer of our U.S. subsidiary, Magic Software Enterprises Inc., effective May 2001. Steve Nohe tendered his resignation as the chief executive officer of our subsidiaries, Magic Software Enterprises Inc. and CoreTech Consulting Group, Inc. effective December 2001.

Election of Directors

Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. Our three directors currently in office were elected by our shareholders at our annual meeting of shareholders of October 2001, and our two outside directors were elected by our shareholders at our annual meeting of December 2000.

Outside and Independent Directors

The Israeli Companies Law requires Israeli companies that have offered their shares to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term affiliation includes:

- an employment relationship;
- a business or professional relationship maintained on a regular basis;
- control; and
- service as an officer holder.

No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. Further, a director in one company may not be appointed as an outside director in another company, if at the time a director from the other company serves as an outside director in the first company, and no individual who is a member or employee of the Israeli Securities Authority may be elected as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In addition, the Nasdaq Stock Market requires us to have at least three independent directors on our board of directors and to establish an audit committee. Ms. Liquornik and Mr. Berman qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements.

Approval of Related Party Transactions Under Israeli Law

The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " — Directors and Senior Management" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

The Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders.

The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders provided that certain criteria are met.

The above exemptions will not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Indemnification of Directors and Officers

The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

- a breach of his duty of care to us or to another person;
- breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or
- a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

In addition, we may indemnify an office holder against:

- a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and
- reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

We have indemnified our office holders to the fullest extent permitted by law. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5.0 million including legal costs incurred in Israel.

B. COMPENSATION

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2001.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of seven persons	$725,369	$62,775

During the year ended December 31, 2001, we paid to each of our outside and independent directors an annual fee of approximately $10,000 and a per meeting attendance fee



of approximately $254. Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.

As of December 31, 2001, our directors and executive officers as a group, consisting of seven persons, held options to purchase an aggregate of 623,294 ordinary shares, at exercise prices ranging from $1.46 to $10.56 per share, with vesting over a three-year term. Of such options 13,290 options expire in 2009, 45,000 options expire in 2010 and 565,004 options expires in 2011. All options were issued under our 1991 and 2000 Employee Stock Option Plans. See—"Share Ownership—Stock Option Plans."

C. BOARD PRACTICES

Employment Agreements

Our directors, except our outside directors and Mr. David Assia, do not receive any fees or remuneration for their services. In lieu of such fees, we granted to our directors options to purchase ordinary shares. See Item 6B "Compensation." As to approval of all compensation arrangements of directors, see Item 6A "Directors and Senior Management—Approval of Related Party Transactions Under Israeli Law."

On April 15, 1995, we entered into an employment agreement with Mr. David Assia, who then served as our president and chief executive officer and is currently serving as vice chairman of our board of directors. The agreement, as amended on January 20, 1998, provides for a base salary and a package of benefits including an annual bonus and options to purchase ordinary shares, and contains certain non-competition and confidentiality provisions. In the event Mr. Assia's employment is terminated without cause at any time beginning 2001 and until 2006, Mr. Assia will be entitled to severance pay ranging from 12 months salary to 20 months salary, respectively. Thereafter and until 2014, he will be entitled to severance pay which will be reduced gradually to 12 months salary. In addition, Mr. Assia is entitled to the benefits provided under Israeli law upon termination of his employment. Such benefits include severance payments equal to one-month salary per each year of employment with us. Under the agreement, the term of Mr. Asia's employment will continue until such time as we terminate it, subject to providing Mr. Assia with 20 months prior written notice. Mr. Assia may terminate the agreement on six-months prior notice.

Audit Committee

Our audit committee currently composed of Ms. Maya Liquornik and Messrs. Yigal Berman and Gad Goldstein. It is currently contemplated that the audit committee will meet at least twice a year. The responsibilities of the audit committee include: (i) finding any defects in the business management of our company, for which purpose the audit committee may consult with our independent auditors and internal auditor, and proposing to the board of directors ways to correct such defects, and (ii) approving related-party transactions as required by Israeli law.

The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Audit

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law.

D. EMPLOYEES

At May 31, 2002, we and our 14 wholly owned subsidiaries and 7 controlled subsidiaries had 624 employees worldwide, of whom 207 employees were based in Israel, 173 employees were based in Asia, 121 employees were based in Europe and 123 employees were based in North America. Of these 624 employees, 186 employees were employed in research and development, 192 employees were employed in technical support and training, 119 employees were employed in marketing and sales and 127 employees were employed in operations and administration.

At December 31, 2001, we and our 14 wholly owned subsidiaries and 7 controlled subsidiaries had 691 employees worldwide, of whom 230 employees were based in Israel, 170 employees were based in Asia, 156 employees were based in Europe and 135 employees were based in North America. Of these 691 employees, 190 employees were employed in research and development, 229 employees were employed in technical support and training, 129 employees were employed in marketing and sales and 143 employees were employed in operations and administration.

At December 31, 2000, we and our 16 wholly owned subsidiaries and 9 controlled subsidiaries had 949 employees worldwide, of whom 276 employees were based in Israel, 247 employees were based in Asia and Australia, 209 employees were based in Europe and 217 employees were based in North America. Of these 949 employees, 159 employees were employed in research and development, 443 employees were employed in technical support and training, 161 employees were employed in marketing and sales and 186 employees were employed in operations and administration.

At December 31, 1999, we and our 7 wholly owned subsidiaries and 9 controlled subsidiaries had 719 employees worldwide, of whom 201 employees were based in Israel, 259 employees were based in Asia and Australia, 181 employees were based in Europe and 78

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employees were based in North America. Of these 719 employees, 102 employees were employed in research and development, 312 employees were employed in technical support and training, 158 employees were employed in marketing and sales and 147 employees were employed in operations and administration.

At the time of commencement of employment, our employees in Israel generally sign written employment agreements specifying basic terms and conditions of employment as well as non-disclosure, confidentiality and non-compete provisions.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

Furthermore, our Israeli employees and we are subject to some provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists association, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. To date, we have not experienced any work stoppages and we consider our relations with our employees to be excellent.

E. SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of June 5, 2002 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
David Assia (3)	1,242,131	4.2%
Menachem Hasfari (4)	180,660	*
Guy Bernstein (5)	65,422	*
Dan Goldstein (6)	--	--
Gad Goldstein (6)	--	--
Maya Liquornik (7)	3,000	--
Yigal Berman (8)	15,000	--

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the

percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 29,753,090 ordinary shares issued and outstanding as of June 5, 2002.

(3) Includes 77,872 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.625 per share. Such options expire in March 2011.

(4) Includes 180,000 ordinary shares subject to currently exercisable options granted under our stock option plan, at an exercise price of $1.625 per share. Such options expire in March 2011.

(5) All such 65,422 ordinary shares are subject to currently exercisable options granted under our stock option plan. Such options were granted at exercise prices ranging from $1.458 to $1.625 per share. Such options expire in various dates ranging from January 2009 to March 2011.

(6) Dan Goldstein, an officer and a director of Formula Systems (1985) Ltd. and chairman of our board of directors, and Gad Goldstein, a director of Formula Systems (1985) Ltd. and a director of our company, disclaim beneficial ownership of the 14,736,741 ordinary shares held by Formula Systems (1985) Ltd., except to the extent of their proportional interest therein.

(7) All such 3,000 ordinary shares are subject to currently exercisable options granted under our stock option plan, at an exercise price of $5.00 per share. Such options expire in October 2011.

(8) All such 15,000 ordinary shares are subject to currently exercisable options granted under our stock option plan, at exercise prices between $5.00 – $10.625 per share. Such options expire in October 2011.

Stock Option Plans

1991 Stock Option Plan

Our 1991 Employee Stock Option Plan, or the 1991 Plan, as amended, authorized the grant of options to purchase an aggregate of 6,750,000 ordinary shares. Employees and directors of our company and its subsidiaries were eligible to participate in the 1991 Plan. The 1991 Plan had a 10-year term and was terminated on July 31, 2001.

Our board of directors administered the 1991 Plan. Pursuant to the 1991 Plan, our board of directors had the authority in its sole discretion to:

- designate the persons to whom options are granted;

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- designate options as incentive stock options;
- determine the number of shares underlying each option award;
- determine the terms and provisions of the option agreements, including the exercise price, time and extent to which options may be exercised and the nature and duration of restrictions regarding transferability and risk of forfeiture; and
- provide for any other matter necessary or desirable for the administration of the plan.

The exercise price of an incentive stock option granted under the plan may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of our ordinary shares on the date of grant.

Options granted under the 1991 Plan are non-assignable except by the laws of descent. Except for some grants made to United States-based individuals, options granted under the 1991 Plan generally vest in three annual installments. Each option granted under the plan may terminate no later than ten years from the date of grant (five years from the date of grant in the case of a 10% shareholder).

As of June 5, 2002, options to purchase 6,351,408 ordinary shares had been granted under the 1991 Plan, of which 4,735,830 options had been exercised into ordinary shares, at an average exercise price of $1.488 per share, and options to purchase 1,615,578 shares were outstanding at an average exercise price of $4.89 per share.

As of June 5, 2002, our executive officers and directors as a group, consisting of seven persons, held options to purchase 341,294 ordinary shares, at an average exercise price of $2.12 per share.

2000 Stock Option Plan

Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 3,000,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2000 Plan has a term of ten years and will terminate in November 2010. No award of options may be made after such date.

Our board of directors and our option committee which was appointed by the board of directors administer the 2000 Plan. Subject to the provisions of the 2000 Plan and applicable law, the Option Committee has the authority, in its sole discretion, to:

- propose to grant awards under the 2000 Plan and recommend to the board of directors the persons to whom such awards be granted;

- determine the form, terms and conditions of the written stock option agreement evidencing the option, including (but not limited to) the type of option and the number of shares to which it pertains, the option price, the option period and its vesting schedule, and exercisability of the option in special cases (such as death, retirement, disability and change of control);

- prescribe the form and provisions of the notice of exercise and payment of the option;

- nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance, in accordance with the provisions of Section 102;

- adjust any or all of the number and type of shares that thereafter may be made the subject of options, the number and type of shares subject to outstanding options, and the grant or exercise price with respect to any option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding option in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2000 Plan in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities;

- interpret the provisions of the 2000 Plan; and

- prescribe, amend, and rescind rules and regulations relating to the 2000 Plan or any award thereunder as it may deem necessary or advisable.

Neither the board of directors nor the Option Committee may, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted. Neither the termination of the 2000 Plan nor the change of control of our company (except to the extent provided in the 2000 Plan) will affect any option previously granted.

The option price per share may not be less than 100% of the fair market value (as such term is defined in the 2000 Plan) of such share on the date of the award; provided, however, that in the case of an award of an incentive stock option made to a 10% owner, the option price per share may not be less than 110% of the fair market value of such share on the date of the award.

An option may not be exercisable after the expiration of ten (10) years from the date of its award. No option may be exercised after the expiration of its term; provided, however, that in case of an incentive stock option made to a 10% owner, such option may not be exercisable after the expiration of five (5) years from its date of award.

Options are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his guardian or legal representative; provided, however, that during the optionee's lifetime, the optionee may, with the consent of the Option Committee transfer without consideration all or any portion of his options to members of the optionee's immediate family, a trust established for the exclusive benefit of members of the optionee's immediate family, or a limited liability company in which all members are members of the optionee's immediate family.

At June 5, 2002, options for the purchase of 2,019,275 ordinary shares having an average exercise price of $1.63 per share had been granted. Of such options, options to purchase 1,290,153 ordinary shares are currently exercisable. Options for the purchase of 1,269,065 ordinary shares are available for future grant under the 2000 Plan. Of such outstanding options, 540,000 options were granted to our executive officers and directors under our 2000 Plan and 83,294 options were granted to our executive officers and directors under our 1991 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information as of June 5, 2002 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)......................	15,178,115	51.0%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 29,753,090 ordinary shares issued and outstanding as of June 5, 2002.

(3) The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

At June 5, 2002 there were 110 holders of record of our ordinary shares. Based on a review of the information provided to us by our transfer agent, 90 record holders holding approximately 59.6% of our ordinary shares had registered addresses in the United States and 6 record holders holding approximately 40.2% of our ordinary shares had registered addresses in Israel. We believe that there were approximately 8,302 beneficial holders of our ordinary shares on November 20, 2001.

B. RELATED PARTY TRANSACTIONS

Lease Agreements

In October 2001, we entered into an agreement with Enfomia Ltd., a company which is controlled by Mr. David Asia, our chairman of the board of directors, pursuant to which we sublet to Enfomia approximately 2,900 square feet on the third floor of our building at 3 Haplada Street for a monthly rent of $6,583 (based on $22.7 per square meter including maintenance expenses) plus value added tax. The term of the lease was one year and, subject to renewal for additional terms of one year each. The terms of the lease provided for termination with 90 days prior notice. In February 2002, the parties agreed to terminate said lease.

In March 2002, we entered into an agreement with Enfomia Ltd., a company which is controlled by Mr. David Asia, our chairman of the board of directors, pursuant to which we sublet to Enfomia the first floor (approximately 2,440 square feet) of a building located at 3 Haplada Street in Or Yehuda at a monthly rent of $2,200, which rent does not include maintenance expenses, plus value added tax. The term of the lease is one year and, subject to renewal for additional terms of one year each. The parties may terminate the lease upon providing the other party with 90 days prior notice.

Maintenance Agreement

In May of 2001, we entered into an agreement with Enfomia Ltd., a company which is controlled by Mr. David Asia, chairman of our board of directors, pursuant to which Enfomia will maintain our website for a fee of NIS 50,835 ($12,000) per year.

License Agreement

In November, 2001, we entered into an agreement with Enfomia Ltd., a company which is controlled by Mr. David Asia, chairman of our board of directors, pursuant to which we acquired certain software known as Weblogic Technology which is required to operate our website for a fee of NIS 192,094 ($45,000).

We believe that the terms of the transactions in which we have engaged and currently are engaged with Enfomia Ltd., a company which is controlled by Mr. David Asia, chairman of our board of directors, are beneficial and no less favorable to us than the terms which might be available to us from unaffiliated third parties. Because of our chairman's personal interest in Enfomia Ltd., any future transactions and arrangements with Enfomia Ltd. will require approval of the audit committee and our board of directors and may require approval by our shareholders.

Registration Rights

In connection with a private placement of our ordinary shares to Formula Systems in March 1998, we granted Formula Systems and Mashov Computers registration rights with respect to the shares in our company issued to or held by them. Pursuant to the agreement, Formula Systems has the right to make two demands for the registration of our ordinary shares purchased by it in the March (2,400,000) and December 1998 (3,600,000) private placements and Mashov Computers had the right to make two demands for the registration of our ordinary shares held by them as of September 1, 1998; provided that each such demand must relate to shares representing a market value of at least $3.0 million.

In addition, Formula Systems and Mashov Computers have the right to cause us to register the ordinary shares referred to in the preceding paragraph in some of our registration statements. Formula Systems exercised this registration right in connection with our February 2000 follow-on offering. In March 2001, Mashov Computers transferred all of the ordinary shares of our company held by it to its shareholders in a manner proportionate to their holdings in Mashov Computers. As a result, the registration rights of Mashov Computers were transferred to its shareholders, including Formula Systems and Mr. David Assia, our chairman of the board of directors, pro rata.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Export Sales

Our export sales constitute a significant portion of our total sales volume. See note 11-a of the financial statements.

Legal Proceedings

In January 2002, Atlantic Land Development Inc., filed suit against us and our subsidiary, CoreTech Consulting Group, Inc., seeking payment for rental fees in the amount of $2,822,990 for certain properties leased to CoreTech by Atlantic Land Development pursuant to a lease. We dispute these rental fees. No assurance can be given that the results of this matter will not have a material adverse effect on our financial position or results of operations.

In addition, from time to time, claims arising in the ordinary course of our business are brought against us. In the opinion of our management, these claims will not have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distribution

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

We participate in the "alternative benefit program" under the Law for the Encouragement of Capital Investments, 1959, under which we realize some tax exemptions. If we distribute a cash dividend from income which is tax exempt, we would have to pay corporate tax at the rate of up to 25% on an amount equal to the amount distributed and the corporate tax which would have been due in the absence of the tax exemption.

According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

B. SIGNIFICANT CHANGES

Since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

	Nasdaq National Market		Tel Aviv Stock Exchange*	
	High	Low	High	Low
Year				
1997	$ 3.62	$ 1.25	$ --	$ --
1998	1.92	0.65	--	--
1999	27.67	1.35	--	--
2000	29.79	2.25	4.887	2.353
2001	4.00	0.80	3.75	1.30

* **Beginning in November 16, 2000. The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.**

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

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	Nasdaq National Market		Tel Aviv Stock Exchange*	
	High	Low	High	Low
2000				
First Quarter	$ 29.79	$ 5.67	$ --	$ --
Second Quarter	20.00	10.00	--	--
Third Quarter	12.87	6.94	--	--
Fourth Quarter	8.19	2.25	4.887	2.353
2001				
First Quarter	$ 4.00	$ 1.594	$ 3.75	$ 1.625
Second Quarter	2.69	1.56	2.68	1.77
Third Quarter	2.26	0.80	2.21	1.30
Fourth Quarter	2.05	1.40	2.00	1.47

* Beginning in November 16, 2000. The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

Monthly Stock Information

The following table sets forth, for each month in the last six months of 2001, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

	Nasdaq National Market		Tel Aviv Stock Exchange*	
	High	Low	High	Low
2001				
July	$ 2.26	$ 1.77	$ 2.21	$ 1.80
August	2.03	1.23	2.02	1.438
September	1.63	0.80	1.61	1.30
October	2.05	1.41	2.00	1.56
November	1.84	1.47	1.80	1.51
December	2.00	1.40	2.00	1.47

* Beginning in November 16, 2000. The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares have traded on the Nasdaq National Market under the symbol MGIC since our initial public offering on August 16, 1991. Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSE OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We are registered with the Israeli Companies Registry and have been assigned company number 52-003674-0. Section 2 of our memorandum of association provides that we were established for the purpose of engaging in all fields of the computer business and in any other lawful activity permissible under Israeli law.

The Powers of the Directors

Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6A. Directors, Senior Management and Employees – Approval of Related Party Transactions Under Israeli Law."

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 50,000,000 ordinary shares of a nominal value of NIS 0.1 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders at a General Meeting of the shareholders. See "Item 8A. Financial Information – Consolidated and Other Financial Information – Dividend Distribution." All unclaimed dividends or other monies payable in respect of a share may be invested or otherwise made use of by the Board of Directors for our benefit until claimed. Any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend will be forfeited and will revert to us; provided, however, that the Board of Directors may, at its discretion, cause us to pay any such dividend to a person who would have been entitled thereto had the same not reverted to us. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one-third (33%) of the voting rights in the company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Under our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon.

Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See "Item 6A. Directors, Senior Management and Employees – Election of Directors." Formula Systems (1985) Ltd., which beneficially owns approximately 51.0% of our ordinary shares, is likely to be able to elect all our directors. See "Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders."

Rights to share in the company's profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See "– Rights Attached to Shares – Dividend Rights."

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by the company. Under our memorandum of association and the Companies Law, the liability of our shareholders to provide us with additional funds is limited to the par value of the shares held by them.

Limitations on any existing or prospective major shareholder. See Item 6A. "Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law."

Changing Rights Attached to Shares

According to our articles of association, the rights attached to any class of shares may be modified or abrogated by us, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate General Meeting of the holders of the shares of such class.

Annual and Extraordinary Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and at least 1% of the voting rights in our company. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards' confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder. See also "Item 6A. Directors, Senior Management and Employees – Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law."

Disclosure of Shareholders Ownership

The Israeli Securities Law and the Regulations promulgated thereunder require that a company whose shares are traded on a stock exchange in Israel, as in the case of our company, report the share ownership of its Interested Parties. An Interested Party is defined in the Israeli Securities Law as any one of the following: (i) a person holding 5% or more of the company's issued capital stock or voting power, or who is entitled to appoint one or more of the company's directors or its general manager; or (ii) any person acting as a director or general manager of the company; or (iii) any company, in which any of the above persons either holds 25% or more of its capital stock or voting power or is entitled to appoint 25% or more of its directors.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders by a majority of the votes of shareholders present by person or by proxy and voting in the shareholders meeting.

C. MATERIAL CONTRACTS

None.

D. EXCHANGE CONTROLS

The Israeli Currency Control Law, 1978 imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through "general" and "special" permits. In May 1998, a new "general permit" was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

E. TAXATION

General Corporate Tax Structure

Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income. However, the effective tax rate payable by a company, which derives income from an approved enterprise (as further discussed below), may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25% (rather than 36%) for the benefit period. This period is ordinarily seven years (or ten years if the company qualifies as a foreign investors' company as described below, or has chosen the alternative package of benefits or is located in certain geographic locations) commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible, under certain circumstances, for exemption for at lease the first two years of the benefit period and be taxed at a reduced rate for the remainder of the benefit period and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise during the first five years of the benefit period.

A company owning an approved enterprise may elect to forego entitlement to the grants otherwise available under the Investment Law and in lieu thereof participate in an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. The company tax rate applicable to distributed income earned in the benefit period and to income (distributed or not) earned in the benefit period is as follows:

For a company with foreign investment of	The company tax rate is
Over 25% but less than 49%................................	25%
49% or more but less than 74%..........................	20%
74% or more but less than 90%..........................	15%
90% or more	10%

In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax benefit period or within 12 years thereafter, yet, no time limit is applicable to dividends from a foreign investment company. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, we cannot assure you that any of our applications, if made, will be approved in the future.

The Investment Center of the Ministry of Industry and Trade has granted "approved enterprise" status under Israeli law to seven investment programs at our manufacturing facility. We have elected the alternative package of benefits with respect to each of these approved enterprise programs. The tax benefits with respect to each of the approved programs are as follows:

- The portion of our retained income derived from the first program approved in May 1984 was tax-exempt for a period of two years ended December 31, 1991 and was subject to a reduced tax rate of 25% for the subsequent period of five years ended December 31, 1996.

- The portion of our retained income derived from our second program approved in February 1990 was tax-exempt for a period of two years ended December 31, 1991 and was subject to a reduced tax rate of 25% for the subsequent period of five years ended December 31, 1996.

- The portion of our retained income derived from our third program approved in March 1992 was tax-exempt for a period of four years ended December 31, 1995 and was subject to a reduced tax rate of 25% for the subsequent period of six years ended December 31, 2001.

- The portion of our retained income derived from our fourth program approved in June 1990 was tax-exempt for a period of four years ended December 31, 1997 and is subject to a reduced tax rate of 25% for the subsequent period of six years ending December 31, 2003.

- Our fifth program approved in February 1996 will entitle us to a tax exemption on the portion of our retained income derived from this program for a period of four years commencing with the first year in which there is taxable income and to a reduced rate of 25% for the subsequent period of six years.

- Our sixth program approved in January 1998 will entitle us to a tax exemption on the portion of our retained income derived from this program for a period of two years commencing with the first year in which there is taxable income and to a reduced rate of 25% for the subsequent period of eight years.

- Our seventh program approved in November 1998 will entitle us to a tax exemption on the portion of our retained income derived from this program for a period of two years commencing with the first year in which there is taxable income and to a reduced rate of 25% for the subsequent period of eight years.

The tax benefit periods provided by the fifth, sixth and seventh programs end the earlier of 12 years from the commencement of operations or production or 14 years from receipt of the approval.

The portion of our taxable income derived from the third and fourth programs during the period of six years ending December 31, 2001 and December 31, 2003 and our portion of taxable income derived from the fifth, sixth and seventh programs during the above period of eight years will be subject to a reduced tax rate of 20% if the foreign investment in our company is between 49% to 74%.

The benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage adjustment and interest. In our opinion, we have been in full compliance with the conditions of the above programs through December 31, 2001 and, with respect to the 1984, 1992, 1993 and 1995 programs, have received written confirmation to this effect from the Investment Center.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed in accordance with the program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist of 3%-5% on sales of products and services derived from our technology developed using these grants until 100% of the U.S. dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for repayment.

The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations promulgated under the Research Law, in the event that any of the manufacturing is performed outside Israel if approval is received from the Office of the Chief Scientist for such foreign manufacturing and the identity of the foreign manufacturers, we may be required to pay increased royalties. If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Office of the Chief Scientist may be adjusted to 120% of the grant. If the manufacturing volume that is performed outside of Israel is between 50% and

90%, the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant. The technology developed pursuant to the Office of the Chief Scientist grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. Such approval, however, is not required for the export of any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that such consent, if requested, will be granted.

Effective for grants received from the Office of the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of such grants will be subject to interest equal to the 12 month LIBOR applicable to U.S. dollar deposits that is published on the first business day of each calendar year. However, we have not received any grants since 1999.

The funds generally available for grants from the Office of the Chief Scientist were reduced for 1998, and the Israeli authorities have indicated that the government may further reduce or abolish grants from the Office of the Chief Scientist in the future. Even if these grants are maintained, we cannot assure you that we will receive from the Office of the Chief Scientist grants in the future. In addition, each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the Research Committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Office of the Chief Scientist. We cannot assure you that applications to the Office of the Chief Scientist will be approved and, until approved, the amounts of any such grants are not determinable.

From mid-1989 to 1997, we received grants from the Office of the Chief Scientist for selected research and development projects. We accrued grants of $285,000 in 1997 from the Office of the Chief Scientist. In November 1998, we reached an agreement with the Office of the Chief Scientist, pursuant to which we paid approximately $1.0 million to cover all our outstanding liabilities to the Office of the Chief Scientist. Since 1998, we did not submit any applications for grants to the Office of the Chief Scientist. We believe that the current policy of the Office of the Chief Scientist with respect to research and development grants is not beneficial to us and, therefore, have no intention to seek additional grants under the current policy.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures from proceeds made available to us through government grants are not deductible according to Israeli law.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

- amortization of purchases of know-how and patents over an eight-year period for tax purposes;
- amortization of specified expenses incurred in connection with a public issuance of securities over a three-year period for tax purposes;
- right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and
- accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be summarized as follows:

There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

- Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

- Capital gains on specific traded securities, are normally exempt from tax for individuals and are taxable for companies. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel while the real gain is added to ordinary income, which is taxed at ordinary rates of 30% to 50% for individuals and 36% for corporations.

Under current law, sales of our ordinary shares are exempt from Israeli capital gains (provided they were purchased in the open market) for individuals so long as they are quoted on Nasdaq or listed on a stock exchange in some countries and we qualify as an Industrial Company. We cannot assure you that we qualify or will maintain such qualification or our status as an Industrial Company. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

Under an amendment to the Inflationary Adjustments Law, non-Israeli entities might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person (defined as an individual or a legal entity) who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power, and 15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

Proposed Reform of Income Taxes in Israel

On February 2002, the Minister of Finance appointed a committee to review the current Israeli tax structure and to make recommendations. The committee presented its recommendations to the Minister of Finance on June 12, 2002. If implemented, the recommendations might result in the imposition of Israeli capital gains taxes at the rate of 15% to 35% on sales of securities of Israeli companies by Israeli residents. In addition, the committee has proposed that a tax be imposed on all income of Israeli residents (individuals and corporations) regardless of the territorial source of income and tax will be imposed on income of foreign corporations controlled by Israeli residents if the majority of profits or income of such foreign company originate from "passive income", including interest, dividends, royalties and rental income. We cannot predict whether such recommendations will be adopted and eventually enacted into law.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

- broker-dealers,
- financial institutions,
- certain insurance companies,
- investors liable for alternative minimum tax,
- tax-exempt organizations,
- non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,
- persons who hold the ordinary shares through partnerships or other pass-through entities,

- investors that actually or constructively own 10% or more of our voting shares, and

- investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

- an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

- a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

- an estate whose income is subject to U.S. federal income tax regardless of its source; or

- a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

As a result of our substantial cash position and the declining value of our stock, there is a substantial risk that we will be classified as a PFIC under the asset test described in the preceding paragraph. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination can not be made with certainty until the end of the calendar year.

If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below,

- you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

- the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

- gain recognized upon the disposition of ordinary shares would be taxable as ordinary income, and

- you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements. We will provide U.S. Holders with the information needed to report income and gain under a QEF election if we are classified as a PFIC.

Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 30% for 2002 and 2003, 29% for 2004 and 2005, and 28% for 2006 through 2010 and 31% thereafter). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F. DIVIDEND AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. Documents on Display

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, and we are not required to, and do not, make our Securities and Exchange Commission filings electronically, so that such filings are not available on the Securities and Exchange Commission's website. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission's website at http://www.sec.gov. The Exchange Act file number for our Securities and Exchange Commission filings is 0-19415.

The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 5 Haplada Street, Or Yehuda 60218, Israel.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Interest Rate Risk

We currently invest our cash in short-term deposits based on LIBOR for dollar denominated deposits. However, from time to time we use our NIS credit facility, which is linked to the Israeli prime, for very short-term liabilities and whenever it's worthwhile. As a result, changes in the general level of interest rates is insignificant. We expect our exposure to market risk from changes in interest rates will not be material. Therefore, no quantitative tabular disclosures are required.

Foreign Currency Exchange Risk

In the normal course of our business we are exposed to fluctuations in foreign currency exchange rate as the financial results of our foreign subsidiaries are converted into U.S. dollars in consolidation. Generally, we do not use derivative instruments or hedge to cover exposures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. Reserved.

ITEM 16. Reserved.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

86

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit	Description
3.1	Memorandum of Association of the Registrant[1].
3.2	Articles of Association of the Registrant[2].
4.1	Specimen of Ordinary Share Certificate[3].
10.1	1991 Employee Stock Option Plan, as amended[4].
10.2	2000 Employee Stock Option Plan[5].
23.1	Consent of Kost, Forer & Gabbay, a Member of Ernst & Young International, with respect to our Registration Statements on Form S-8.
23.2	Consent of BDO Ziv & HAFT with respect to our Registration Statements on Form S-8.
23.3	Consent of Blick Rothenberg Chartered Accountants
23.4	Consent of ASG Audit Corporation, a Member of Grant Thornton International

(1) Filed as Exhibit 3.2 to the registrant's registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2) Filed as Exhibit 3.1 to the registrant's registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(3) Filed as Exhibit 4.1 to the registrant's registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4) Filed as Exhibit 10.1 to the registrant's annual report on Form 20-F for the year ended December 31, 2000.

(5) Filed as Exhibit 10.2 to the registrant's annual report on Form 20-F for the year ended December 31, 2000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAGIC SOFTWARE ENTERPRISES LTD.

By: /s/ Menachem Hasfari
Name: Menachem Hasfari
Title: Chief Executive Officer

By: /s/ Guy Bernstein
Name: Guy Bernstein
Title: Chief Financial Officer

Dated: June 24, 2002.

MAGIC SOFTWARE ENTERPRISES LTD.

INDEX TO FINANCIAL STATEMENTS

EXHIBIT INDEX

Exhibit	Description	Page
3.1	Memorandum of Association of the Registrant.[1]	
3.2	Articles of Association of the Registrant.[2]	
4.1	Specimen of Ordinary Share Certificate.[3]	
10.1	1991 Employee Stock Option Plan, as amended.[4]	
10.2	2000 Employee Stock Option Plan.[5]	
23.1	Consent of Kost, Forer & Gabbay, a Member of Ernst & Young International, with respect to our Registration Statements on Form S-8.	
23.2	Consent of BDO Ziv & HAFT with respect to our Registration Statements on Form S-8.	
23.3	Consent of Blick Rothenberg Chartered Accountants	
23.4	Consent of ASG Audit Corporation, a Member of Grant Thornton International	

---

(1) Filed as Exhibit 3.2 to the registrant's registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2) Filed as Exhibit 3.1 to the registrant's registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(3) Filed as Exhibit 4.1 to the registrant's registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4) Filed as Exhibit 10.1 to the registrant's annual report on Form 20-F for the year ended December 31, 2000.

(5) Filed as Exhibit 10.2 to the registrant's annual report on Form 20-F for the year ended December 31, 2000.

.90

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

IN U.S. DOLLARS

INDEX

ERNST & YOUNG

KOST FORER & GABBAY
3 AMINADAV ST.
TEL-AVIV 67067,
ISRAEL

PHONE: 972-3-6232525
FAX: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS
To the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheet of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constitute 15% as of December 31, 2001 and total revenues constituting 39% of the related consolidated revenues for the year ended December 31, 2001. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Magic Software Enterprises Ltd. and its subsidiaries as of December 31, 2001, and the related consolidated results of their operations and cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel
February 14, 2002

KOST FORER & GABBAY
A Member of Ernst & Young International

92

INDEPENDENT AUDITORS' REPORT

to the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. and its subsidiaries (the "Company") as of December 31, 1999 and 2000 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of a subsidiary, which statements reflect assets constituting 6% and 10% of the consolidated assets as of December 31, 1999 and December 31, 2000 respectively, and revenues constituting 9% and 30% of the related consolidated revenues for each of the two years in the period ended December 31, 2000. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 1999, and the related consolidated results of its operations and cash flows for each of the two years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel , April 15, 2001

BDO Ziv & HAFT
Certified Public Accountants (Isr.)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	
	2000	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 42,627	$ 27,900
Trade receivables (net of allowance for doubtful accounts of $1,854 and $ 2,754 as of December 31, 2000 and 2001, respectively)	22,904	18,993
Related parties receivables (Note 12)	278	465
Other accounts receivable and prepaid expenses (Note 3)	5,827	4,013
Inventories	402	401
Total current assets	72,038	51,772
LONG-TERM INVESTMENTS:		
Long term deposits	436	121
Investments in affiliates and other companies	250	106
Severance pay fund (Note 2k)	2,042	1,400
	2,728	1,627
PROPERTY AND EQUIPMENT, NET (Note 4)	11,050	9,395
OTHER ASSETS, NET (Note 5)	52,179	31,818
	$ 137,995	$ 94,612

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,	
	2000	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit	$ 1,462	$ 783
Trade payables	5,610	4,508
Accrued expenses and other accounts payable (Note 6)	12,838	14,370
Restructuring accrual	3,160	4,104
Total current liabilities	23,070	23,765
ACCRUED SEVERANCE PAY (Note 2k)	3,511	1,907
LONG-TERM LOANS (Note 7)	1,758	669
MINORITY INTEREST	251	1,378
SHAREHOLDERS' EQUITY (Note 9):		
Share capital:		
Authorized: 50,000,000 ordinary shares of NIS 0.1 par value as of December 31, 2000 and 2001; issued and outstanding: 29,429,978 and 29,743,121 shares as of December 31, 2000 and 2001, respectively.	781	787
Additional paid-in capital, net	115,240	115,522
Accumulated other comprehensive loss	(781)	(795)
Treasury stock	(5,424)	(5,424)
Accumulated deficit	(411)	(43,197)
Total shareholders' equity	109,405	66,893
	$ 137,995	$ 94,612

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,		
	1999	2000	2001
Revenues (Note 11a):			
Software sales	$ 37,024	$ 41,320	$ 30,322
Maintenance and technical support	9,218	11,347	10,956
Consulting services	17,750	37,589	35,284
Total revenues	63,992	90,256	76,562
Cost of revenues:			
Software sales	3,972	5,642	6,586
Maintenance and technical support	3,450	4,200	4,334
Consulting services	11,365	24,014	25,622
Total cost of revenues	18,787	33,856	36,542
Gross profit	45,205	56,400	40,020
Operating expenses:			
Research and development, net (Note 11b)	2,953	5,947	7,547
Selling and marketing, net	20,935	26,360	19,820
General and administrative	10,241	21,098	26,778
Restructuring costs (Note 10)	-	2,466	6,613
Impairment expenses	-	-	20,081
Total operating expenses	34,129	55,871	80,839
Operating income (loss)	11,076	529	(40,819)
Financial income, net (Note 11c)	175	2,419	575
Capital loss	-	(623)	(2,199)
Income (loss) before taxes on income	11,251	2,325	(42,443)
Taxes on income (Note 8)	2	523	167
	11,249	1,802	(42,610)
Equity in earnings (losses) of affiliates	52	(57)	-
Minority interest in earnings of consolidated subsidiaries	(394)	(825)	(176)
Net income (loss)	$ 10,907	$ 920	$ (42,786)
Net earnings (loss) per share (Note 14):			
Basic net earnings (loss) per share	$ 0.45	$ 0.03	$ (1.45)
Diluted net earnings (loss) per share	$ 0.43	$ 0.03	$ (1.45)

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

96

	Share capital	Additional paid-in capital, net *)	Accumulated other comprehensive loss	Accumulated deficit	Comprehensive income	Total shareholders' equity
Balance as of January 1, 1999	$ 261	$ 29,362	$ (249)	$ (12,238)		$ 17,136
Other comprehensive income:						
Foreign currency translation adjustments	-	-	(120)	-	$ (120)	(120)
Net income	-	-	-	10,907	10,907	10,907
Total comprehensive income					$ 10,787	
Exercise of stock options	14	4,787	-	-		4,801
Issuance of shares in respect of investment in subsidiaries	3	982	-	-		985
Compensation resulting from options granted for acquisitions	-	137	-	-		137
Stock split effected as a stock dividend 200%	406	(406)	-	-		-
Balance as of December 31, 1999	$ 684	$ 34,862	$ (369)	$ (1,331)		$ 33,846

*) Additional paid-in capital is stated net of loans granted to officers and directors of the Company for the purchase of stock (see Note 9b).

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital, net*)	Accumulated other comprehensive loss	Treasury stock	Accumulated deficit	Comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2000	$ 684	$ 34,862	$ (369)	$ -	$ (1,331)		$ 33,846
Other comprehensive income:							
Foreign currency translation adjustments	-	-	(412)	-	-	$ (412)	(412)
Net income	-	-	-	-	920	920	920
Total comprehensive income						$ 508	
Issuance of shares, net	87	79,510	-	-	-		79,597
Exercise of stock options	10	846	-	-	-		856
Decrease in loans to shareholders	-	22	-	-	-		22
Purchase of treasury stock	-	-	-	(5,424)	-		(5,424)
Balance as of December 31, 2000	781	115,240	(781)	(5,424)	(411)		109,405
Other comprehensive loss:							
Foreign currency translation adjustments	-	-	(14)	-	-	$ (14)	(14)
Net loss	-	-	-	-	(42,786)	(42,786)	(42,786)
Total comprehensive loss						$ (42,800)	
Exercise of stock options	6	262	-	-	-		268
Decrease in loans to shareholders	-	20	-	-	-		20
Balance as of December 31, 2001	$ 787	$ 115,522	$ (795)	$ (5,424)	$ (43,197)		66,893

*) Additional paid-in capital is stated net of loans granted to officers and directors of the Company for the purchase of stock (see Note 9b).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousand

	Year ended December 31,		
	1999	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 10,907	$ 920	$ (42,786)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,516	6,416	8,102
Equity in losses (earnings) of affiliates	(52)	57	-
Minority interest in earnings of consolidated subsidiaries	394	825	176
Translation loss on long-term loans	(62)	294	64
Increase (decrease) in accrued severance pay, net	(65)	54	(962)
Impairment and restructuring costs	-	-	21,215
Write off of investment in subsidiary	-	623	2,219
Capital gain pursuant to a decrease in holding percentage	-	-	(269)
Capital loss on sale of property and equipment	-	-	249
Changes in operating assets and liabilities:			
Decrease (increase) in trade receivables	(3,582)	1,229	4,174
Increase in related parties	(124)	(442)	(187)
Decrease (increase) in other accounts receivable and prepaid expenses	(2,863)	322	1,471
Decrease (increase) in inventories	28	(228)	1
Increase (decrease) in trade payables	2,828	(1,887)	(902)
Increase (decrease) in restructuring accrual	-	(883)	944
Increase (decrease) in accrued expenses and other accounts payable	(571)	(14,643)	1,142
Net cash provided by (used in) operating activities	10,354	(7,343)	(5,349)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capitalized software costs	(1,334)	(7,084)	(4,454)
Purchase of property and equipment	(4,184)	(2,018)	(2,112)
Additional investment in subsidiaries	(1,701)	(757)	(2,769)
Investment in affiliates and other companies	(165)	(1,437)	(380)
Proceeds from sale of property and equipment	-	-	614
Investment in other assets	(3,441)	(892)	(103)
Newly consolidated subsidiaries (a)	(1,783)	(17,043)	-
Net cash used in investing activities	(12,608)	(29,231)	(9,204)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	1999	2000	2001
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	4,801	856	288
Proceeds from issuance of shares, net	-	79,597	-
Purchase of treasury stock	-	(5,424)	-
Changes in short-term bank credit, net	128	(2,985)	(556)
Repayment of long-term loan	(118)	(1,357)	(310)
Proceeds from long-term loans	-	-	280
Net cash provided by (used in) financing activities	4,811	70,687	(298)
Effect of exchange rate changes on cash and cash equivalents	(87)	216	124
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,470	34,329	(14,727)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,828	8,298	42,627
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 8,298	$ 42,627	$ 27,900
SUPPLEMENTAL DICLOSURE OF CASH FLOW ACTIVITIES:			
(a) Net cash paid during the year for:			
Income taxes	$ 52	$ 54	$ 66
Interest	$ 36	$ -	$ -
(b) NON-CASH TRANSACTIONS:			
Investment in subsidiaries recorded against accounts payable	$ 1,836	$ 200	$ 111

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	1999	2000	2001
(a) NEWLY-CONSOLIDATED SUBSIDIARIES:			
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:			
Working capital deficiency except cash and cash equivalents	$ (834)	$ (13,878)	$ (170)
Property and equipment	855	2,025	54
Other assets	3,557	33,529	984
Investment in affiliate	(245)	(1,504)	-
Restructuring costs	-	(4,043)	-
Minority interest	(428)	914	(171)
Issuance of shares and compensation resulting from the acquisition	(1,122)	-	-
Long term loan	-	-	(428)
Capital gain pursuant to a decrease in holding percentage	-	-	(269)
	$ 1,783	$ 17,043	$ -

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1: - GENERAL

a. Magic Software Enterprises Ltd. (the "Company") develops, markets and supports software development and deployment technology (the "Magic technology"). Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. Since 2000 the Company expanded its business to include the sale of applications developed using its Magic technology. These applications are designed for e-Business, customer relationship management and other enterprise uses. Magic technology and Magic-based applications are used by software solution providers and enterprises (the "Magic community"). The Company also provides professional services and maintenance and technical support to the Magic community.

As to information about geographic areas - see Note 11a.

b. In the first quarter of 2000, MSE Netherlands B.V., a wholly owned subsidiary of the Company entered into an agreement to purchase 51% of the outstanding share capital of Caswell Holdings B.V. ("Caswell") in consideration of $330 thousand that was paid to the selling shareholders and $330 thousand that was paid to Caswell. In the second quarter of 2001, Caswell ceased its operation due to liquidity difficulties and filed for bankruptcy. As a result, the Company incurred a loss of $2,219 thousand.

c. During 2000, the Company purchased 100% of the following companies:

	Consideration	Goodwill resulted
	U.S. dollars in thousands	
Sintec Call Center Ltd. ("Sintec")	$3,990	$4,143
I.T.M Engineering and Information Systems Ltd. ("I.T.M")	$4,000	$3,910
Micronova Systems Ltd ("M.N.S")	$2,500	$4,462

In November 2001, the three companies merged into a new company in the name of Magic Professional Services Ltd.

Certain conditions were identified by Management, including recurring operating losses and a downward adjustment to the Company's projections for 2002, as potential indicators of intangible asset impairment. As a result of the above conditions, in the fourth quarter of 2001, management conducted an evaluation of the carrying value and amortization periods of the Company's recorded goodwill resulting from the acquisition of the predecessor companies. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results. The evaluation resulted in an impairment charge of $5,842 thousand.

NOTE 1: - GENERAL (cont.)

d. In September 2000, the Company signed an agreement to acquire 52% of the outstanding share capital of Answers On Demand Inc. ("AOD"), a private Florida company that provides integrated software solutions for the long-term healthcare industry. In consideration, the Company provided the sellers with an advance payment of $1,170 thousand and an additional sum of $2,457 thousand was placed in escrow. The final amount was to be paid to the sellers subject to an earning formula for the three years period ending December 31, 2003.

   In October 2001, the Company signed an amended agreement which canceled the terms of the final payment as set above, and determined the final purchase price as follows. The Company transferred to the sellers an amount of $ 2,268 thousand out of the sum which was placed in escrow, the remaining $ 189 thousand was returned to the Company. As a result of this amended agreement, the Company's holding in AOD's share capital increased to 69%.

   At the end of 2001, AOD merged with Advanced Information Management, Inc. ("AIM"), creating a new company named Advanced Answers on Demand, Inc. ("AAOD"). As a result, the Company's holding in AAOD's share capital changed to62.93%.

e. In September 2000, the Company acquired CoreTech Consulting Group Inc. (hereinafter "Coretech") in consideration of $6,810 thousand. CoreTech provides services and strategic solutions in the field of e-Business. The operations of Coretech are included in consolidated statements from the third quarter of 2000. The goodwill that resulted from the transaction was approximately $17,237 thousand.

   Certain conditions were identified by Management, including recurring operating losses and downward adjustment to the Company's projections for 2002, as potential indicators of intangible asset impairment. As a result of the above conditions, as well as the general weakness in the IT market, in the fourth quarter of 2001, management conducted an evaluation of the carrying value and amortization periods of the Company's recorded goodwill resulting from the acquisition of the subsidiary. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results. The evaluation resulted in an impairment charge of $10,121 thousand.

f. During the year 2001 the Company's subsidiary, MSE Canada Inc. ceased its operations, and therefore the goodwill associated with the subsidiary in the amount of $1,331 thousand, was impaired.

g. In March 2000, the Company acquired a 51.0% equity interest in Burofa GmbH, a German corporation, in consideration of approximately $1.25 million. In November 2000, the Company sold back its stake in the subsidiary to its former shareholders for the same purchase price due to the additional substantial investments and the managerial and other resources the Company would have been required to invest in the subsidiary for its operations to become profitable. The Company incurred a capital loss of $623 thousand in connection with this transaction.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

a. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial Statements in United States Dollars:

A majority of the revenues of the Company and some of its subsidiaries is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and some of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting standard Board ("FASB") "Foreign Currency Translation." All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a separate component of accumulated other comprehensive income (loss) in shareholder's equity.

c. Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions including profits from inter-company sales not yet realized outside the group, have been eliminated upon consolidation.

d. Cash Equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

e. Inventories:

Inventories consist of software packaging, diskettes, printed materials and hardware production devices, and are stated at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

f. Investments in Affiliates and Other Companies:

Investment in non-marketable securities in which the Company holds less than 20% are recorded at the lower of cost or estimated fair value, since the Company does not have the ability to exercise significant influence over operating and financial policy of the affiliate.

The investments in companies over which the Company can exercise significant influence (generally, entities in which the Company holds 20% to 50% of ownership or voting rights) are presented using the equity method of accounting. The Company generally discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2001, based on management's most recent analysis, impairment losses have been identified in the amount of $378 thousand.

g. Property and Equipment:

Property and Equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%
Buildings	4
Computers and peripheral equipment	33
Office furniture and equipment	6 - 15
Motor vehicles	15
Internet software developed for self use	33
Leasehold improvements	Over the term of the lease

The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As of December 31, 2001, no impairment losses have been identified.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

h. Other Assets:

Goodwill resulted from business combinations consummated before June 2001, is amortized using the straight-line method over the estimated useful life, which is 10 years until December 31, 2001.
Goodwill resulted from business combinations consummated subsequent to July 2001, will not be amortized but will be subject to annual impairment tests, see Note 2r.

Distribution rights are amortized using the straight line method over the useful life, which is 3 years.

The carrying value of goodwill and distribution rights and appropriate of amortization periods is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining goodwill and distribution rights amortization period. If this review indicates that goodwill and distribution rights will not be recoverable the carrying value of the goodwill and distribution rights is reduced to estimated fair value and such impairment loss is recognized in the statement of operations. As of December 31, 2001, impairment losses in respect of goodwill and distribution rights in the total amount of $19,703 have been identified and recorded.

i. Revenue Recognition:

To date, the Company has derived its revenues from licensing the rights to use its software, maintenance and technical support and providing professional services. The Company sells its products primarily through its direct sales force and indirectly through distributors.

The Company accounts for software sales in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for multiple element all transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements, also when all sop 97-2 criteria are met.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers.

Maintenance and technical support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When consulting services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

Revenues from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", using contract accounting on a percentage of completion method, based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2001 no such estimated losses were identified.

j. Research and Development Costs:

Statement of Financial Accounting Standards (SFAS) No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company and its subsidiaries product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred.

Costs incurred by the Company and its subsidiaries between completion of the working model and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2001, based on management's most recent analysis, impairment losses have been identified in the amount of $895 thousand.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

k. Severance Pay:

The Company's liability for severance pay relating to its Israeli based employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 1999, 2000 and 2001 amounted to approximately $454 thousand, $1,077 thousand and $962 thousand, respectively.

l. Advertising Expenses:

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 1999, 2000 and 2001 were $ 990 thousand, $1,465 thousand and $ 860 thousand, respectively.

m. Income Taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards SFAS 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

n. Basic and Diluted Net Earnings (Loss) Per Share:

Basic net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with SFAS 128, "Earnings Per Share". The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings, since they would have an anti-diluted effect, was 2,622 thousand for the year 2001.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

o. Accounting for Stock-based Compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("Fin 44") in accounting for its employee stock options plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying stock on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS 123 "Accounting for Stock Based Compensation" are provided in Note 9b.

The Company applies SFAS 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

p. Concentrations of Credit Risk:

Financial instruments which potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, and trade receivables. The Company's cash and cash equivalents are invested primarily in deposits with major banks worldwide, however, such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments. The Company's trade receivables are derived from sales to customers located primarily in the U.S., Europe, Asia, Japan and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

q. Fair Value of Financial Instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts reported in the balance sheet of cash and cash equivalents, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of these instruments.

The carrying amount of the Company's long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (cont.)

r. Impact of Recently Issued Accounting Standards:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will apply Statement 142 beginning in the first quarter of 2002. Application of the non-amortization provisions of Statement 142 is expected to result in an increase in net income of $2,317 thousand ($0.078 per share) in 2002.
The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business". FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and it has not determined the effect, if any, the adoption of FAS 144 will have on the Company's financial position and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,	
	2000	2001
	(in thousands)	
Prepaid expenses	$ 959	$ 982
Government authorities	1,607	1,226
Employee loans (1)	109	409
Income receivable	881	-
Advances to suppliers and other	2,271	1,396
	$ 5,827	$ 4,013
(1) Including loans to directors and officers, linked to the Israeli Consumer Price Index ("CPI")	$ 87	$ -

NOTE 4:- PROPERTY AND EQUIPMENT, NET

	December 31,	
	2000	2001
	(in thousands)	
Cost:		
Buildings and leasehold improvements	$ 7,385	$ 6,836
Computers and peripheral equipment	9,875	9,304
Office furniture and equipment	2,970	3,255
Motor vehicles	759	484
Internet software developed for self use	964	1,050
	21,953	20,929
Accumulated depreciation:		
Buildings and leasehold improvements	1,284	1,413
Computers and peripheral equipment	7,432	7,312
Office furniture and equipment	1,425	1,986
Motor vehicles	242	185
Internet software developed for self use	520	638
	10,903	11,534
Depreciated cost	$ 11,050	$ 9,395

Depreciation expenses amounted to $1,497 thousand, $1,710 thousand and $ 1,961 for the years ended December 31, 1999, 2000 and 2001, respectively. As for charges, see Note 13c.

NOTE 5:- OTHER ASSETS, NET

	December 31,	
	2000	2001
	(in thousands)	
Cost:		
Capitalized software	$ 17,212	$ 20,418
Goodwill	44,683	46,907
Distribution rights	1,447	1,551
	63,342	68,876
Accumulated amortization:		
Capitalized software	6,393	9,460
Goodwill	4,442	26,150
Distribution rights	328	1,448
	11,163	37,058
Amortized cost	$ 52,179	$ 31,818

Amortization expenses amounted to $ 2,019 thousand, $4,706 thousand and $6,141 for the years ended December 31, 1999, 2000 and 2001, respectively. Impairment expenses amounted to $ 19,703 thousand for the year ended December 31, 2001 (see Notes 1c, 1e, 1f).

NOTE 6:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,	
	2000	2001
	(in thousands)	
Employees and payroll accruals	$ 5,520	$ 5,983
Liabilities in respect of acquisition of a subsidiary	200	-
Accrued expenses	3,120	3,615
Deferred revenues	3,825	4,052
Fund for Encouragement of Marketing Activities	92	128
Government authorities and other	81	592
	$ 12,838	$ 14,370

NOTE 7:- LONG-TERM LOANS

	Currency	Interest rate %	December 31, 2001 (in thousands)
Loan from related party	U.S Dollars	5	45
Bank loans	U.S Dollars	5.25-11.5	704
Less-current maturity			80
			669

NOTE 8: - TAXES ON INCOME

a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

The Company's production facilities in Israel have been granted status as an "Approved Enterprise" under the Law. The main benefit arising from such status is the reduction in tax rates on income derived from "Approved Enterprises". The Company is entitled to a seven year period of benefits (and to a ten - year period of benefits for programs in which the Company qualifies as a "foreign investor company" as defined by the Law) including tax exemption for certain periods and reduced tax rates thereafter.

The Company has elected an alternative package of benefits under the Law, which entitles the Company to a tax exemption on undistributed income derived from "Approved Enterprises" for a period of between two and ten years from the first years in which taxable income is earned and reduced tax rates for the remainder of the benefits period.

Seven expansion projects have been granted status of "Approved Enterprises" under the Law.

The seven expansion programs are as follows:

1. Income derived from the first and the second programs was tax-exempt for the two-year period ended December 31, 1991, and was subject to a reduced tax rate of 25% for the five-year period ended December 31, 1996.

2. The third program entitles the Company to a tax exemption for the four-year period ended December 31, 1995, and is subject to a reduced tax rate of 25% for the six-year period ending December 31, 2001.

3. The fourth program entitles the Company to a tax exemption for the four-year period ended December 31, 1997, and is subject to a reduced tax rate of 25% for the-six year period ending December 31, 2003.

4. In February 1996, the Company received approval for the fifth program, which entitles the Company to a two-year tax exemption period and to a reduced tax rate of 25% for an additional period of eight-years. The period of benefits for this expansion has not yet commenced.

5. In January 1998, the Company received approval for the sixth expansion of its "Approved Enterprises" status. This program will entitle the Company to a two-year tax exemption period and to a reduced tax rate of 25% for an additional period of eight years. The period of benefits for this expansion has not yet commenced.

6. In November 1998, the Company received approval for another expansion of its "Approved Enterprises" status. This program will entitle the Company to a two-year tax exemption period and to a reduced tax rate of 25% for an additional period of eight years. The period of benefits for this expansion has not yet commenced.

The tax benefit periods provided by the fifth, sixth and seventh programs end at the earlier of 12 years from the commencement of operations or productions, or 14 years from receipt of the approval whichever is earlier.

NOTE 8: - TAXES ON INCOME (cont.)

If a dividend were to be distributed out of tax-exempt profits deriving from an expansion program, the Company would be liable to corporate tax at a rate of 25%. The Company does not anticipate paying dividends in the foreseeable future.

The Law also entitles the Company to claim accelerated depreciation on buildings, machinery and equipment used by the "Approved Enterprise" during the first five tax years.

The benefits available to an enterprise are conditional upon the fulfillment of conditions stipulated in the Law and its regulations and the criteria set forth in the specific certificate of approval. In the event that the Company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the CPI linkage adjustment and interest. In the opinion of the Company's management, the Company has been in full compliance with the conditions of the above programs through December 31, 2001, and with respect to the 1984 and 1992 programs, has received written confirmation to this effect from the Investment Center.

Should the Company and its Israeli subsidiary derive income from sources other than the Approved Enterprises during the relevant benefit periods, such income will be taxable at a regular corporate tax rate of 36%.

b. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969 (the "Encouragement Law"):

The Company is an "Industrial Company", as defined by the Encouragement Law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to deduct for tax purposes public issuance expenses and patents and other intangible property rights, and the right to file, under specified conditions, a consolidated tax return with additional related Israeli "Industrial Companies".

c. Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based upon tax laws in their countries of domicile.

d. Net operating losses carry forwards:

Through December 31, 2001, Magic Software Enterprises Inc. had U.S. federal net operating loss carry forwards of approximately $12,718 thousand, which can be carried forward and offset against taxable income for 15 years and will expire from 2007 to 2013.

NOTE 8: - TAXES ON INCOME (cont.)

e. Income (loss) before taxes:

The domestic and foreign components of income (loss) before taxes are as follows:

	Year ended December 31,		
	1999	2000	2001
	(in thousands)		
Domestic	$ 9,762	$ 1,331	$ (31,705)
Foreign	1,489	994	(10,738)
	$ 11,251	$ 2,325	$ (42,443)

f. Taxes on Income:

The provision for taxes consists of the following:

	Year ended December 31,		
	1999	2000	2001
	(in thousands)		
Current:			
Domestic	$ (100)	$ 222	$ 197
Foreign	102	301	(30)
Taxes on income	$ 2	$ 523	$ 167

g. Deferred Tax Assets:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

	December 31,	
	2000	2001
	(in thousands)	
Deferred tax assets:		
Loss carry forwards	$ 3,412	$ 18,691
Allowances and reserves	2,556	2,800
	5,968	21,491
Less: valuation allowance	(5,968)	(21,491)
Net deferred tax	$ -	$ -

NOTE 8: - TAXES ON INCOME (cont.)

The Company and its subsidiaries provided a 100% valuation allowance against the deferred tax assets in respect of its tax losses carryforward and other temporary differences due to uncertainty concerning its ability to realize these deferred tax assets in the future.

i. Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

A reconciliation between theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel of 36% and the actual tax expense, is as follows:

	Year ended December 31,		
	1999	2000	2001
	(in thousands)		
Income (loss) before taxes on income, as reported in the consolidated statements of operations	$ 11,251	$ 2,325	$ (42,443)
Statutory tax rate in Israel	36%	36%	36%
Theoretical tax expense (benefit)	$ 4,050	$ 837	$ (15,279)
"Approved Enterprise" (benefit)	(1,741)	-	-
Deferred taxes on losses for which valuation allowance was provided	(2,874)	(1,520)	13,784
Tax adjustment in respect of inflation in Israel	(45)	(64)	(46)
Non-deductible expenses, mainly amortization of goodwill	612	1,270	1,708
Actual tax expense	$ 2	$ 523	$ 167

NOTE 9: - SHAREHOLDERS' EQUITY

a. The ordinary shares of the Company are traded on both the Nasdaq National Market in the United States and the Tel Aviv Stock Exchange in Israel.

1. In December 1999, the Company's Board of Directors approved a three-for-one stock split effected in the form of a 200% stock dividend. On January 24, 2000, an extraordinary meeting of the Company's shareholders approved the stock split, which was made to shareholders of record as of February 4, 2000.

   All share and per share data in these financial statements including stock option plan information, have been restated retroactively to reflect this stock split.

2. In December 1999, the Company's Board of Directors approved an increase in the authorized share capital of the Company by NIS 4,000 thousand , divided into 40,000,000 ordinary shares of NIS 0.1 par value each. The increase was approved in the shareholders' meeting on January 24, 2000.

NOTE 9: - SHAREHOLDERS' EQUITY (cont.)

3. On February 25, 2000, the Company completed a public offering of 3,500,000 ordinary shares at a price of $24.50 per share, resulting in net proceeds of approximately $79.6 million.

b. Stock Option Plan:

Under the Company's 1991 and 2000 Stock Option Plans (the "Plans"), as amended, options may be granted to employees, officers, directors and consultants of the Company or of any subsidiary.

Pursuant to the Plans, the Company reserved for issuance 6,750,000 and 3,000,000 ordinary shares respectively. As of December 31, 2001, an aggregate of 1,044,395 ordinary shares of the Company are still available for future grant.
Each option granted under the Plans is exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option plans. The 1991 plan expired on July 31, 2001 and the 2000 plan will expire on November 5, 2010. The exercise price of the options granted under the Plans may not be less than the nominal value of the shares into which such options are exercisable. Generally, the options vest over four years. Any options, which are forfeited or canceled before expiration, become available for future grants.

During the period 1993-1995 the Company granted loans to several directors and officers of the Company in connection with the exercise of options under the 1991 Plan. Such loans, which amounted to $1,300 thousand and $ 20 thousand, as of December 31, 1999 and 2000, respectively, were initially repayable at the earlier of three years after issuance or upon sale of the shares purchased with these loans. The loans were subject to adjustments for changes in the Israeli CPI and bear annual interest of 2% beginning April 1997. The loans were secured with the ordinary shares which were issued upon the exercise of the options. The Company extended the term of the loans through May 31, 2001, which was not later than the expiration date of the original options. Most of these loans were repaid through 2000, the remaining loans were repaid in 2001.

The following table is a summary of the status of the Company's Plans as of December 31, 1999, 2000 and 2001, and changes in the years then ended:

	Year ended December 31, 1999		Year ended December 31, 2000		Year ended December 31, 2001	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	3,007,092	$ 1.41	2,261,232	$ 2.10	2,497,413	$ 5.29
Granted	1,701,413	$ 2.82	1,147,823	$ 9.13	2,234,555	$ 1.64
Exercised	(2,074,782)	$ 1.68	(609,931)	$ 1.93	(283,143)	$ 1.35
Forfeited	(372,491)	$ 2.14	(301,711)	$ 2.81	(737,170)	$ 5.21
Outstanding at the end of the year	2,261,232	$ 2.10	2,497,413	$ 5.29	3,711,655	$ 3.22
Exercisable at the end of the year	615,930	$ 2.02	1,087,472	$ 3.45	2,574,626	$ 3.28
Weighted average fair value of options granted during the year		$ 0.96		$ 4.91		$ 0.92

NOTE 9: - SHAREHOLDERS' EQUITY (cont.)

The options outstanding as of December 31, 2001 have been separated into exercise price categories, as follows:

Exercise price	Options outstanding as of December 31, 2001	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2001	Weighted average exercise price of exercisable options
0 - 1	-	-	-	24,858	$ 0.00
1 - 2	2,621,874	8.5	$ 1.56	1,673,569	$ 1.50
2 - 3	190,151	8.5	$ 2.43	171,060	$ 2.37
3 - 4	194,121	7	$ 3.94	195,951	$ 3.94
4 - 5	10,000	9	$ 4.69	2,800	$ 4.61
5 - 6	117,490	9	$ 5.00	105,783	$ 5.00
6 - 7	27,816	8	$ 6.75	28,030	$ 6.70
9 - 10	121,680	8	$ 9.52	60,840	$ 9.52
10 - 11	413,043	8.5	$ 10.56	292,445	$ 10.56
19 - 20	15,480	8	$ 19.19	19,290	$ 19.19
	3,711,655	8.5	$ 3.22	2,574,626	$ 3.28

Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123 (for grants issued after December 1994), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2001: expected volatility of 0.694, 1.024 and 0.44, respectively, risk-free interest rates of 6%, 6% and 2% respectively, dividend yields of 0% for each year, and a weighted-average expected life of the option of four years for each year.

Pro forma information under SFAS 123:

	Year ended December 31,		
	1999	2000	2001
	(in thousands, except per share data)		
Net income (loss) for the year - as reported	$ 10,907	$ 920	$ (42,786)
Pro forma net income (loss)	$ 9,417	$ (559)	$ (46,488)
Pro forma net basic earnings (loss) per share	$ 0.39	$ (0.02)	$ (1.57)
Pro forma net diluted earnings (loss) per share	$ 0.37	$ (0.02)	$ (1.57)

Compensation expenses recognized by the Company related to its stock-based employee compensation awards amounted to $ 1,490, $ 1,479 and $ 3,702 for the years ended December 31, 1999, 2000 and 2001, respectively.

NOTE 9: - SHAREHOLDERS' EQUITY (cont.)

c. In 1996, the Company issued a five-year warrant to purchase 30,000 ordinary shares to the placement agent for the Company's 1996 public offering of ordinary shares. The exercise price of the warrant is $11.40 per share. As of December 31, 2001, the warrant had not been exercised and were forfeited.

d. Dividends:

Dividends on ordinary shares, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars on the basis of the exchange rate prevailing at the date of payment. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 10:- RESTRUCTURING COSTS

During 2000 and 2001, the Company incurred costs of $ 2,466 thousand and $ 6,613 thousand respectively, in implementing its restructuring plan.

In 2001 the Company announced that it was implementing a series of strategic initiatives intended to further reduce costs, increase efficiencies and focus on key business areas. In connection with the strategic initiatives, and in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)" and SAB-100, "Restructuring and Impairment Charges," the Company recorded in the year 2001 restructuring and other non-recurring costs of $6,613 thousand. The strategic initiatives include integrating the marketing and public relations functions into one unit, recognizing an impairment of under-performing assets and certain other non-recurring costs. The cash and the non-cash elements of the restructuring charge approximate $1,470 thousand and $1,039 thousand, respectively. As a result of strategic initiatives approximately 64 employees were terminated.

The major components of the fiscal 2001 restructuring and other charges are as follows:

	Original accrual	Cash	Non-cash	Balance at December 31, 2001
Lease obligations	$ 1,939	$ -	$ -	$ 1,939
Exit costs (including termination of projects and lines of business)	3,836	816	1,039	1,981
Employee termination and severance costs	838	654	-	184
	$ 6,613	$ 1,470	$ 1,039	$ 4,104

NOTE 11 - SELECTED STATEMENTS OF OPERATIONS DATA

a. Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. See Note 1 for a brief description of the Company's business. The Company's business is divided into six main geographic areas: Israel, Europe (excluding the United Kingdom), the United Kingdom, North America, Japan and other regions. Total revenues are attributed to geographic areas based on location of customers.

This data is presented in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information".

The following table presents total revenues classified according to geographical destination for the years ended December 31, 1999, 2000 and 2001:

	Year ended December 31,		
	1999	2000	2001
	(in thousands)		
Israel	$ 5,192	$ 18,508	$ 5,449
Europe	27,246	28,223	28,024
North America	7,605	24,724	26,466
Japan	13,134	12,078	11,191
Other	10,815	6,723	5,432
	$ 63,992	$ 90,256	$ 76,562

The Company's long-lived assets that consist of property and equipment and severance pay funds are as follows:

	Year ended December 31,		
	1999	2000	2001
	(in thousands)		
Israel	$ 7,874	$ 9,729	$ 8,324
Europe	1,170	1,644	887
North America	161	971	897
Japan	205	132	152
Other	746	616	535
	$ 10,156	$ 13,092	$ 10,795

b. Research of development costs:

Total costs	$ 4,287	$ 13,031	$ 12,086
Less - capitalization of software costs	(1,334)	(7,084)	(4,539)
Research and development, net	$ 2,953	$ 5,947	$ 7,547

NOTE 11 - SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c. Financial income, net:

	Year ended December 31,		
	1999	2000	2001
	(in thousands)		
Interest and bank charges	$ 48	$ 1,277	$ 1,103
Gain (loss) arising from foreign currency transactions	127	1,142	(528)
	$ 175	$ 2,419	$ 575

NOTE 12 - RELATED PARTIES TRANSACTIONS

a. In July 1999, the Company acquired from Mashov all of its rights in a building for a consideration of $2,000 thousand. The Company entered into an agreement with Mashov, pursuant to which Mashov leased a part of the building for an annual lease income of $37 thousand.

b. During 2000, the Company entered into an agreement with Mashov pursuant to which the Company subleased from Mashov another building at an annual rent of $144 thousand. In January 2001, the Company replaced Mashov as the lessee.

c. In February 2000, the Company exercised an option to purchase 18% of the outstanding share capital of Sintec Call Center Ltd. ("Sintec") for a total consideration of $440 thousand and converted convertible notes into 19% of the share capital of Sintec for a conversion price of $250 thousand. During the second quarter of 2000, the Company acquired the remaining outstanding shares for an aggregate consideration of $3,300 thousand.

d. Transactions with related parties:

	Year ended December 31,		
	1999	2000	2001
	(in thousands)		
General and administrative expenses, net (1)	$ 974	$ 162	$ 132
Financial expenses, net	$ 27	$ -	$ -
Purchase of property (see a. above)	$ 2,000	$ -	$ -
Purchase of subsidiary (see c. above)	$ -	$ 3,990	$ -

(1) Including rent expenses paid to Mashov, services consumed and management fees paid to a principal shareholder.

e. Balances of accounts with related parties are in part linked to foreign currency and bear no interest.

NOTE 13: - COMMITMENTS AND CONTINGENT LIABILITIES

a. Lease commitments:

The facilities of the company and its subsidiaries are rented under long-term operating leases agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2001, are as follows:

	in thousands
2002	$ 2,236
2003	2,396
2004	1,323
2005	362
2006 and thereafter	314
	$ 6,631

Rent expenses for the years ended December 31, 1999, 2000 and 2001, were approximately $ 1,448 thousand, $ 1,747 thousand and 2,216, respectively.

b. Guarantees:

The Company has provided guarantees to several banks amounting to $ 150 thousand in respect of a subsidiary.

c. Charges:

As collateral for the Company's liabilities, a floating charge on all of the Company's assets were recorded in favor of a bank.

d. Legal proceeding

Lawsuits have been lodged against the Company in the ordinary course of business. The Company intends to defend itself vigorously against those lawsuits. Management can not predict the outcome of the lawsuits nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

1) In January, 2002 the Company and its subsidiary Cortech Inc. were sued by Atlantic Land Development, Inc. in the Court of Common Pleas Montgomery County, for breaching the lease agreement between the parties. Damages are sought in the amount of $ 2,823. The parties are actively engaged in discovery proceeding and the Company intends to vigorously contest the lawsuit.

2) On April 12, 2000, the Company and its subsidiary Magic Software Enterprises, Inc. were sued by CECG, Inc., in the superior court of NJ Middlesex country Chancery Division. The plaintiff claimed that the product supplied to him by the Company, does not allow "Unlimited runtimes" and "multi-user network" Damages are sought in an unspecified amount.

In December 2001, the judge granted the Company's motions and the case was dismissed. In December 2001, CECG filed an appeal on the verdict, the Company intends to vigorously contest the appeal.

e. Royalty-Bearing Grant:

The Government of Israel, through the Fund for the Encouragement of Marketing Activities ("the Fund"), awarded the Company grants for participation in its foreign marketing expenses. The Company received an accumulated amount of grants of $1,526 thousand for the years up to and including 2001. The Company is committed to pay royalties at the rate of 3% of the increase in exports, up to the amount of the grants.

As of December 31, 2001, the remaining commitment of the Company amounted to $487 thousand.

NOTE 14:- NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,		
	1999	2000	2001
	(in thousands)		
Net income (loss)	$ 10,907	$ 920	$ (42,786)
Numerator for basic and diluted earnings (loss) per share - income available to shareholders	$ 10,907	$ 920	$ (42,786)
Denominator for basic net earnings (loss) per share - weighted average shares	24,281	29,084	29,604
Effect of dilutive securities	1,110	1,148	*) -
Denominator for diluted net earnings (loss) per share - adjusted weighted average shares and assumed conversions	25,391	30,232	29,604
Basic net earnings (loss) per share	$ 0.45	$ 0.03	$ (1.45)
Diluted net earnings (loss) per share	$ 0.43	$ 0.03	$ (1.45)

*) Anti dilutive

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX A - DETAILS OF SUBSIDIARIES

Details of the percentage of control of the share capital and vote of subsidiaries as of December 31, 2001:

Name of subsidiary	Percentage of ownership and control %	Place of incorporation
Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Magic Software Enterprises Canada Inc. *)	100	Canada
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises Australia Pvt. Ltd. *)	100	Australia
Magic Software Enterprises Spain	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Magic Professional Services Ltd.	100	Israel
Magic Software Enterprises Italy S.r.i.	100	Italy
Magic Software Enterprises India Pvt. Ltd.	100	India
Magic Rental Technologies International Rentpro Ltd.	75	Israel
ONYX Szoftverhaz Korlatolt Felelossegu Tarsasag	74	Hungary
Magic Software (Thailand) Corp. Ltd.	70	Thailand
Advanced Answers On Demand Inc.	62.93	U.S.A
Nextstep Infotech Prt. Ltd.	51	India
Access Data Corporation Inc	55.68	U.S.A.
Caswell Holdings B.V *)	51	Netherlands
Betagro Software and Services Ltd.	51	Thailand

*) see Note 1

F:\LANIR\1461\M\01\E$12.doc

MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS

YEAR ENDED 31 DECEMBER 2001

We have audited the financial statements on pages 5 to 14 which have been prepared under the historical cost convention and the accounting policies set out on pages 7 to 8.

Respective responsibilities of the directors and the auditors

As described on pages 2 to 3, the company's directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards.

It is our responsibility to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed

We read the directors' report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2001 and of the loss of the company for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



BLICK ROTHENBERG
Chartered Accountants
Registered Auditors

12 York Gate
Regent's Park
London
NW1 4QS

29 January 2002

Grant Thornton

ASG Audit Corporation
Certified Public Accountants

Report of Independent Certified Public Accountants

Board of Directors
Magic Software Japan K.K.

We have audited the accompanying balance sheet of Magic Software Japan K.K. (a Japanese corporation and wholly-owned subsidiary of Magic Software Enterprises Ltd.) as of 31 December 2001 and the related statement of income for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K.K. as of 31 December 2001 and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Magic Software K.K. as of and for the year ended 31 December 2001. The supplementary information as shown in accompanying notes to financial statements is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ASG Audit Corporation

Tokyo, Japan
24 January 2002

[illegible] Tokyu Building [illegible]
[illegible], Japan
[illegible] 3595 [illegible]
[illegible] 3595 [illegible]
[illegible]
[illegible]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)



By____________________
Menachem Hasfari
Chief Executive Officer

Date: February 18, 2003